SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

2

Summary of Business Report for the Fiscal year 2004

On March 31, 2005, Kookmin Bank filed its business report for the fiscal year of 2004 (the “Business Report”) with the Financial Supervisory Commission of Korea pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we”, “us” or “the Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. In addition, all references to “Won” or “W” in this document are to the currency of the Republic of Korea.

3

1. Introduction to the Bank

1.1. Business Purposes

The business purpose of the Bank is to engage in the following business activities:

■	The banking business as prescribed by the Bank Act,

■	The trust business as prescribed by the Banking Trust Act,

■	The credit card business as prescribed by the Non-Banking Financing Act, and

■	Other businesses permitted by the Bank Act or other relevant Korea laws and regulations

1.2. History

■	November 1, 2001

Incorporated and listed on the New York Stock Exchange

■	November 9, 2001

Listed on the Korea Stock Exchange

■	September 23, 2002

Integrated two brand operations onto a single information technology platform

■	December 4, 2002

Entered into a strategic alliance agreement with ING Bank N.V., which replaced the prior investment agreement with H&CB

■	May 30, 2003

Entered into a merger agreement with Kookmin Credit Card, one of our major subsidiaries, and officially submitted Merger Statement to Financial Supervisory Service

■	September 30, 2003

Completed small-scale merger with Kookmin Credit Card

■	December 16, 2003

Completed strategic investment in Bank International Indonesia (BII) through the Consortium of Sorak Financial Holdings, of which we hold 25% stake

■	December 19, 2003

Fully privatized through the entire disposition of Korean government’s stake in Kookmin Bank

■	April 29, 2004

Established a subsidiary, KB Life Co. Ltd., to engage in insurance business

■	July 22, 2004

Made an alliance with China Construction Bank for the foreign currency business

■	August 31, 2004

Made a contract with ING for the strategic investment on KB Life

4

■	October 29, 2004

Appointed Mr. Chung Won Kang as the President & CEO in Extraordinary General Shareholders’ Meeting

■	November 09, 2004

Integrated three labor unions (former Kookmin Bank, former H&CB, former Kookmin Credit Card) into a single KB labor union

5

1.3. Capital Structure

1.3.1. Common Shares

Kookmin Bank has authority to issue a total of 1,000,000,000 shares of capital stock according to its Articles of Incorporation. Kookmin Bank’s Articles of Incorporation also provide that it is authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. On completion of the merger between Former Kookmin Bank and H&CB, Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of shareholders’ meeting held on March 22, 2002, Kookmin Bank issued additional 17,979,954 common shares in connection with stock dividend of 6 percent.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion on November 30, 2002, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

With regard to the merger between Kookmin Bank and Kookmin Credit Card on September 30, 2003, Kookmin Bank issued additional 8,120,431 shares on October 1, 2003. Accordingly, as of December 31, 2004, total 336,379,116 shares were issued with 1,681,896 million Won of paid-in capital.

1.3.2. Treasury Stock

The following table shows the acquisition and disposition of our treasury stock as of December 31, 2004.

(Units: in millions of Won unless indicated otherwise)

Date	Transaction	Number of share	Acquisition/ Disposition amount	Average cost per one share (Won)
November 15, 2001	Acquisition of fractional shares in the course of the merger	41,548	1,794,885	43,200
December 24, 2001	Disposition due to exercise of stock option by a grantee	10,000	432,003	43,200
April 3, 2002	Acquisition of fractional shares due to stock dividend	36,089	2,071,557	57,400
May 14, 2002	Disposition pursuant to the Bank Act of Korea	31,548	1,601,944	50,788
July 30 ~ October 23, 2002	Acquisition pursuant to the Securities and Exchange Act of Korea	3,000,000	147,632,489	49,210
December 24, 2002	Disposition due to exercise of stock option by a grantee	10,000	492,294	49,229
January 15, 2003	Disposition due to exercise of stock option by a grantee	10,000	492,294	49,229
September 4 ~ 9, 2003	Acquisition pursuant to the Securities and Exchange Act of Korea	650,000	29,094,064	44,760
October 16, 2003	Acquisition of fractional shares due to the Merger with Kookmin Credit Card	5,095	214,254	42,050
4th quarter, 2003	Disposition due to exercise of stock option by grantees	78,322	3,792,977	48,428
December 17, 2003	Acquisition from the sale of Korean government shares of the Bank	27,423,761	1,198,568,158	43,700
December 26, 2003	Disposition due to contribution to ESOP account	1,000,000	44,252,000	44,252
1st quarter, 2004	Disposition due to exercise of stock option by grantees	30,855	1,365,396	44,252
2nd quarter, 2004	Disposition due to exercise of stock option by grantees	55,593	2,460,101	44,252
3rd quarter, 2004	Disposition due to exercise of stock option by grantees	592	26,197	44,252
4th quarter, 2004	Disposition due to exercise of stock option by grantees	48,374	2,140,646	44,252

Total	—	29,881,209	1,322,319,555	—

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1.3.3. Stock Option

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees as of December 31, 2004.

(Units: in Won, shares)

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
31-Oct-98	Jung Tae Kim	Chairman, President & CEO	01-Nov-01	31-Oct-04	5,000	400,000	400,000	0
27-Feb-99	Choul Ju Lee	Auditor & Executive Director	28-Feb-02	27-Feb-05	13,900	30,000	30,000	0
28-Feb-00	Jan Op de Beeck	Director & Executive Vice President	01-Mar-03	28-Feb-06	27,600	22,490	0	22,490
28-Feb-00	Sung Chul Kim	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Woo Jung Lee	Executive Vice President	01-Mar-03	28-Feb-06	27,600	30,000	0	30,000
28-Feb-00	Kuk Ju Kwon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Sun Jin Kim	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	1,100	5,900
28-Feb-00	Joon Park	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Moon Soul Chung	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Ju Hyun Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	4,800	0
28-Feb-00	Heung Soon Chang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	In Joon Kang	Non Executive Director	01-Mar-03	28-Feb-06	27,600	2,486	0	2,486
28-Feb-00	Sung Hee Jwa	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,800	0	4,800
28-Feb-00	Seung Woo Nam	Non Executive Director	01-Mar-03	28-Feb-06	27,600	1,928	0	1,928
28-Feb-00	Woon Youl Choi	Non Executive Director	01-Mar-03	28-Feb-06	27,600	4,909	4,909	0
28-Feb-00	Kyung Hee Yoon	Non Executive Director	01-Mar-03	28-Feb-06	27,600	7,000	0	7,000
28-Feb-00	Sung Cheon Hong & 9 others	Employees	01-Mar-03	28-Feb-06	27,600	67,283	30,975	36,308
24-Mar-01	Young II Kim	Executive Vice President	25-Mar-04	24-Mar-07	25,100	30,000	0	30,000
24-Mar-01	Jong In Park	Executive Vice President	25-Mar-04	24-Mar-07	25,100	19,333	0	19,333
24-Mar-01	Won Bae Yoon	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Jae Kyu Lee	Non Executive Director	25-Mar-04	24-Mar-07	25,100	2,318	0	2,318
24-Mar-01	Chul Soo Ahn	Non Executive Director	25-Mar-04	24-Mar-07	25,100	1,916	0	1,916
24-Mar-01	Jae Han Kim & 2 others	Employees	25-Mar-04	24-Mar-07	25,100	16,491	11,216	5,275
18-Mar-00	Sang Hoon Kim	Chairman & CEO	19-Mar-03	18-Mar-05	23,469	41,460	27,300	14,160
18-Mar-00	Jong Min Lee	Auditor & Executive Director	19-Mar-03	18-Mar-05	23,469	14,807	14,807	0
18-Mar-00	Se Jong Oh	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	2,961	0
18-Mar-00	In Kie Kim	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Jin Ho Hwang	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Bong Ho Paick	Non Executive Director	19-Mar-03	18-Mar-05	23,469	2,961	0	2,961
18-Mar-00	Bock Woan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	11,845	0
18-Mar-00	Yoo Hwan Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	5,845	6,000
18-Mar-00	Duk Hyun Kim	Executive Vice President	19-Mar-03	18-Mar-05	23,469	11,845	0	11,845
15-Mar-01	Sang Hoon Kim	Chairman & CEO	16-Mar-04	15-Mar-09	28,027	29,614	1,000	28,614
15-Mar-01	Jong Min Lee	Auditor & Executive Director	16-Mar-04	15-Mar-09	28,027	14,807	0	14,807
15-Mar-01	In Kie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Hyung Jin Chang	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	2,961	0
15-Mar-01	Ji Hong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Bong Ho Paick	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Ik Rae Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Seung Heon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Young Seok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Se Woong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961

*	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.

7

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
15-Mar-01	Chang Ki Min	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	2,961	0
15-Mar-01	Bock Woan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoo Hwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Duk Hyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Ok Hyun Yoon	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Tai Gon Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	4,845	7,000
15-Mar-01	Byung Sang Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Byung Jin Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Han Koo Ji & 46 others	Employees	16-Mar-04	15-Mar-09	28,027	47,381	10,289	37,092
16-Nov-01	Jung Tae Kim	President & CEO	17-Nov-04	16-Nov-09	X1	500,000	0	500,000
16-Nov-01	Sang Hoon Kim	Chairman	17-Nov-04	16-Nov-09		150,000	0	150,000
22-Mar-02	Choul Ju Lee	Auditor & Executive Director	23-Mar-05	22-Mar-10	Y2	9,963	0	9,963
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Keun Shik Oh	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Dong Soo Chung	Non Executive Director	23-Mar-05	22-Mar-10		10,000	0	10,000
22-Mar-02	Ji Hong Kim	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10		3,321	0	3,321
22-Mar-02	Sun Jin Kim	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Moon Soul Chung	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Kyung Hee Yoon	Non Executive Director	23-Mar-05	22-Mar-10		3,000	0	3,000
22-Mar-02	Jong Kyoo Yoon	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Bong Hwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Bum Soo Choi	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	0	13,339
22-Mar-02	Bock Woan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	0	13,339
22-Mar-02	Ki Taek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Sung Hyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Ki Sup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Seong Kyu Lee	Executive Vice President	23-Mar-05	22-Mar-10	57,100	30,000	0	30,000
22-Mar-02	Byung Sang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Jong Young Yoon & 15 others	Employees	23-Mar-05	22-Mar-10	57,100	148,810	0	148,810
26-Jul-02	Donald H. MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800	30,000	0	30,000
21-Mar-03	Moon Soul Chung	Non Executive director	22-Mar-06	21-Mar-11	Y3	10,000	0	10,000
21-Mar-03	Sun Jin Kim	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Richard Elliott Lint	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Kyung Hee Yoon	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Suk Yong Cha	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Bernard S. Black	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Ki Hong Kim	Non Executive director	22-Mar-06	21-Mar-11		10,000	0	10,000
21-Mar-03	Eun Joo Park	Non Executive director	22-Mar-06	21-Mar-11		3,351	0	3,351
21-Mar-03	Cheol Soo Ahn	Non Executive director	22-Mar-06	21-Mar-11		3,351	0	3,351

1.	Exercise price = 51,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - 207.25) / 207.25 x 100.
[2].	Exercise price = 57,100 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
[3]	Exercise price = 35,500 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

8

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options*	Number of exercised options	Number of exercisable options
			From	To
21-Mar-03	Kyung Bae Suh	Non Executive director	22-Mar-06	21-Mar-11		3,351	0	3,351
21-Mar-03	Sung Chul Kim	Executive Vice President	22-Mar-06	21-Mar-11	35,500	9,443	0	9,443
21-Mar-03	Woo Jung Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500	9,443	0	9,443
21-Mar-03	See Young Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,000	7,024	0	7,024
21-Mar-03	Won Suk Oh & 6 others	Employees	22-Mar-06	21-Mar-11	35,500	90,000	0	90,000
27-Aug-03	Jin Baek Cheong	Executive Vice President	28-Aug-03	27-Aug-11	40,500	5,091	0	5,091
22-Mar-01	Han Kyoung Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Jun Chae Song	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Cheol Ho Kim	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Myoung Woo Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429

29-Mar-02	Boung Hak Kim	Former KCC Officer	30-Mar-04	29-Mar-11	Y4	3,330	0	3,330
29-Mar-02	Sun Lee	Former KCC Officer	30-Mar-04	29-Mar-11		3,330	0	3,330
29-Mar-02	Jang Ok Kim	Former KCC Officer	30-Mar-04	29-Mar-11		3,330	0	3,330

09-Feb-04	Young II Kim	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	10,000	0	10,000
09-Feb-04	Jeung Lak Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	10,000	0	10,000
09-Feb-04	Sang Jin Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	10,000	0	10,000
09-Feb-04	Yun Keun Jung	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Kuk Shin Kang & 9 others	Employees	10-Feb-07	09-Feb-12	46,100	50,000	0	50,000
23-Mar-04	Dong Soo Chung	Non Executive Director	24-Mar-07	23-Mar-12	Y5	5,000	0	5,000
23-Mar-04	Woon Youl Choi	Non Executive Director	24-Mar-07	23-Mar-12		5,000	0	5,000
23-Mar-04	Wang Ha Cho	Non Executive Director	24-Mar-07	23-Mar-12		5,000	0	5,000
23-Mar-04	Young Soon Cheon	Non Executive Director	24-Mar-07	23-Mar-12		5,000	0	5,000
23-Mar-04	Jung Young Kang	Senior Executive Vice President	24-Mar-07	23-Mar-12	47,200	10,000	0	10,000

01-Nov-04	Chung Won Kang	President & CEO	02-Nov-07	01-Nov-12	X6	700,000	0	700,000

Total						3,099,868	567,814	2,532,054

[4]	Exercise price = 129,100 Won x (1 + the increase rate of Comparative Industry Index x 0.4).

If negative index produced, the factor is not to be considered.

The increase rate of Comparative Industry Index = (B-A)/A

A : KOSPI as of the grant date x 0.5 + KOSPI Banking Industry Index as of the grant date x 0.5

B : KOSPI as of the exercise date x 0.5 + KOSPI Banking Industry Index as of the exercise date x 0.5

[5]	Exercise price = 47,200 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.
[6]	Exercise price = 37,600 Won x (1 + the increase rate of KOSPI Banking Industry Index x 0.4). The increase rate of KOSPI Banking Industry Index = (KOSPI Banking Industry Index as of the starting date of exercise period - KOSPI Banking Industry Index as of the grant date) / KOSPI Banking Industry Index as of the grant date.

9

1.4. Employee Stock Ownership Association

	Beginning balance	Increase	Decrease	Ending Balance (December 31, 2004)	Remarks
Registered common stock	1,000,000	968,427	24,216	1,944,211	—

Total	1,000,000	968,427	24,216	1,944,211	—

1.5. Dividend

The following table shows dividend policy and the related information for the last three years. The Board of Directors of Kookmin Bank made a resolution to pay dividend for the fiscal year of 2004, and shareholders of Kookmin Bank approved of the dividend payout for the year at the general shareholders’ meeting held on March 18, 2005

(Units: in millions of Won unless indicated otherwise)

	2004		2003	2002
Net (loss) income for the period	555,250		(930,356)	1,310,291
Diluted (loss) earnings per share (Won)	1,811	[1]	(2,854)	4,123
Maximum amount available for dividend	767,896	[2]	—	1,192,643
Total dividend amount	168,574		—	325,232
Dividend payout ratio (%)	30.36	[3]	—	24.82
Cash dividend per common share (Won)	550		—	1,000
Stock dividend per common share (%)	—		—	—
Dividend per preferred share (Won)	—		—	—
Dividend yield ratio (%)	1.42	[4]	—	2.19
Book value per common share (Won)	27,067	[5]	25,672	30,614

[1]	Earnings per share = net income (555,250,000,000 Won) / weighted average number of shares (306,529,707 shares)
[2]	Maximum amount available for dividend = Total Asset (179,727,184 millions of Won) – total liability (170,622,543 millions of Won) – common stock & transferred from prior years’ reserves (8,281,145 millions of Won) – appropriated amount pursuant to the relevant rules and regulations (55,600 millions of Won)
[3]	Dividend payout ratio = total dividend amount for common shares (168,574,000,000 Won) / net income (555,250,000,000 Won).
[4]	Dividend yield ratio = dividend per share (550 Won) / average closing price for a week based on business day prior to market closing date of December 31, 2004 (38,720 Won)
[5]	Book value per common share = total shareholders’ equity (9,104,641 millions of Won) / total issued shares as of December 31, 2004 (336,379,116 shares).

10

2. Business

2.1. Sources and Uses of Fund

2.1.1. Sources of Fund

	December 31, 2004		December 31, 2003		December 31, 2002
(Unit: in millions of Won)	Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency
Deposits	118,017,849	3.29	117,045,837	3.69	113,157,719	4.21
Certificate of deposit	6,108,179	4.06	4,068,327	4.45	2,119,900	4.82
Borrowings	3,053,890	3.43	3,625,926	3.89	4,568,873	4.45
Call money	1,117,576	3.55	1,315,639	3.93	1,039,249	4.02
Other	23,376,439	5.61	23,311,299	5.91	14,254,281	6.70

Subtotal	151,673,933	3.68	149,367,028	4.06	135,140,022	4.49

Foreign currency
Deposits	1,777,402	0.61	1,276,952	0.84	1,096,544	1.28
Borrowings	2,796,300	0.94	3,462,883	1.01	2,269,774	2.45
Call money	145,809	1.43	150,609	1.07	293,151	1.65
Finance debentures issued	824,745	2.28	773,840	2.11	1,071,848	3.57
Other	40,383	—	26,491	—	23,087	—

Subtotal	5,584,639	1.04	5,690,775	1.12	4,754,404	2.67

Other
Total Shareholders Equity	9,284,477	—	12,053,112	—	14,586,550	—
Allowances	459,124	—	98,422	—	63,039	—
Other	12,773,040	—	9,509,283	—	3,717,379	—

Subtotal	22,516,641	—	21,660,817	—	18,366,968	—

Total	179,775,213	3.14	176,718,620	3.47	158,261,394	3.92

11

2.1.2. Uses of Fund

	December 31, 2004		December 31, 2003		December 31, 2002
(Unit: in millions of Won)	Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency
Due from banks	184,593	0.83	165,358	1.37	1,041,865	4.62
Securities	23,930,678	5.17	30,069,922	7.26	30,180,305	6.32
Loans	125,504,672	6.64	121,725,298	7.10	105,188,481	7.79
Advances for customers	71,213	2.01	96,547	5.79	91,583	4.35
Call loan	1,661,772	3.78	685,953	3.92	736,571	4.36
Private placement corporate bonds	1,322,470	6.58	1,287,623	10.26	1,631,524	7.32
Credit card accounts	9,581,330	10.83	6,698,954	10.44	5,719,359	10.25
Other	172,783	—	298,858	—	374,718	—
Allowance for credit losses ( - )	3,844,941	—	1,823,976	—	1,437,960	—

Subtotal	158,584,570	6.86	159,204,537	7.41	143,526,446	7.66

Foreign currency
Due from banks	632,526	1.34	612,862	1.33	253,390	1.35
Securities	1,208,124	3.88	1,269,538	5.23	1,302,214	7.97
Loans	2,675,293	3.61	2,785,091	3.11	3,216,042	3.39
Call loan	114,606	1.63	84,803	1.28	188,465	1.98
Bills bought	1,904,560	1.88	1,983,368	1.83	835,356	4.71
Other	4,812	—	12,391	—	15,739	—
Allowance for credit losses ( - )	94,501	—	132,105	—	267,194	—

Subtotal	6,445,420	2.97	6,615,948	3.03	5,544,012	4.95

Other
Cash	965,852	—	968,815	—	914,639	—
Fixed assets held for business	3,084,589	—	3,210,463	—	3,126,812	—
Other	10,694,782	—	6,718,857	—	5,149,485	—

Subtotal	14,745,223	—	10,898,135	—	9,190,936	—

Total	179,775,213	6.16	176,718,620	6.79	158,261,394	7.12

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2.1.3. Fee Transactions

(Unit: in millions of Won)

	December 31, 2004	December 31, 2003	December 31, 2002
Fee Revenue
Won currency
Guarantees	4,957	4,727	6,323
Commissions received	776,852	638,381	467,332
Credit card	1,599,205	749,661	603,366
NHF	160,874	174,910	194,841

Foreign currency
Guarantees	2,593	3,310	2,726
Others	75,016	65,010	70,793

Subtotal	2,619,497	1,635,999	1,345,381

Fee Expense
Won & foreign currency
Commissions paid in Won	78,681	64,400	207,216
Credit card	353,324	181,623	105,795
Others	20,169	24,383	17,374

Subtotal	452,174	270,406	330,385

Fee Income	2,167,323	1,365,593	1,014,996

13

2.2. Principal Banking Activities

2.2.1. Deposits

The following table shows the average balances of our deposits for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2004		December 31, 2003		December 31, 2002
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits in Won
Demand deposits	12,994,946	14,338,784	12,192,971	14,110,288	10,654,651	12,987,742
Time & savings deposits	96,637,551	94,723,601	96,668,084	97,616,747	93,347,999	93,630,423
Mutual installment deposits	6,682,928	6,306,923	6,958,043	7,054,752	8,058,664	7,491,115
Mutual installment for housing	5,453,713	5,295,274	5,161,535	5,423,853	4,463,601	4,872,637
Certificates of deposits	6,108,179	4,911,891	4,068,327	6,499,258	2,119,900	3,044,089

Subtotal	127,877,317	125,576,473	125,048,960	130,704,898	118,644,815	122,026,006

Deposits in foreign currency	1,769,828	1,434,061	1,276,952	1,475,374	1,096,544	1,083,647

Trust deposits
Money trust	7,701,447	7,028,835	13,064,749	10,278,357	17,214,936	15,356,285
Property trust	16,297,382	12,534,329	24,512,746	21,453,761	16,783,690	26,852,684

Subtotal	23,998,829	19,563,164	37,577,495	31,732,118	33,998,626	42,208,969

Total	153,645,974	146,573,698	163,903,407	163,912,390	153,739,985	165,318,622

2.2.2. Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2004	December 31, 2003	December 31, 2002
Deposits	123,945	119,593	121,137
Deposits in Won	122,585	118,756	120,336

14

2.2.3. Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2004	December 31, 2003	December 31, 2002
Deposits	7,232	7,487	7,256
Deposits in Won	7,152	7,434	7,208

2.2.4. Loan Balances

The following table shows the average balances of our loans for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2004		December 31, 2003		December 31, 2002
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	125,496,237	122,721,898	121,705,493	123,715,244	105,106,146	116,441,303
Loans in foreign currency	4,011,351	3,860,828	4,160,185	4,019,929	3,228,857	4,417,176
Advances to customers	73,801	32,120	107,091	89,665	106,380	52,430

Subtotal	129,581,389	126,614,846	125,972,769	127,824,838	108,441,383	120,910,909

Trust account loans	429,054	361,906	531,500	489,788	789,614	575,412

Total	130,010,443	126,796,752	126,504,269	128,314,626	109,230,997	121,486,321

2.2.5. Loan Balances as of December 31, 2004 by Remaining Years to Maturities

(Unit: in millions of Won)

	Less than 1 year	More than 1 year~ less than 3 years	More than 3 years~ less than 5 years	More than 5 years	Total
Loans in Won	71,544,871	31,873,085	6,594,073	12,709,869	122,721,898
Loans in foreign currencies	2,828,026	372,264	153,957	506,581	3,860,828

15

2.2.6. Loan Balances by Types

The following table shows the banking account balances of our loans in Won by uses as of the dates indicated.

(Unit: in millions of Won)

	December 31, 2004	December 31, 2003	December 31, 2002
Loans to enterprise
Loans for operations	31,678,117	35,351,506	35,369,066
Loans for facility	6,286,747	6,631,703	5,963,631
Loans to households	42,790,337	42,884,305	40,477,483
Loans to public sector & others
Loans for operations	673,456	526,227	738,632
Loans for facility	40,383	42,473	39,414
Loans on property formation savings	9,719	62,963	95,252
Loans for housing	41,234,086	38,199,290	33,731,435
Inter-bank loans	6,114	12,815	20,941
Others	2,939	3,962	5,449

Total	122,721,898	123,715,244	116,441,303

2.2.7. Loan to Deposit Ratio

The following table shows loan to deposit ratio as of indicated dates.

(Units: in millions of Won, %)

	December 31, 2004	December 31, 2003	December 31, 2002
Loans[1] (A)	125,496,237	121,705,493	105,106,146
Deposits[2] (B)	127,877,317	125,048,960	118,644,815

Loan to deposit ratio (A/B)	98.14	97.33	88.59

2.2.8. Acceptances and Guarantees

(Unit: in millions of Won)

	December 31, 2004	December 31, 2003	December 31, 2002
Determined	975,788	800,297	1,031,698
Contingent	1,311,774	1,281,518	1,306,878

Total	2,287,562	2,081,815	2,338,576

1.	Average balance of loans in each indicated date
2.	Average balance of deposits in each indicated date. The balances include certificate of deposits

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2.2.9. Breakdown of Securities Investment

The following table shows the average balances of our securities for the periods ended and ending balances as of the indicated dates.

(Unit: in millions of Won)

	December 31, 2004		December 31, 2003		December 31, 2002
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Banking account)
Monetary stabilization bonds	7,150,535	12,862,380	4,343,978	5,540,598	2,834,534	3,269,269
Government and public bonds	4,753,135	6,059,738	5,630,422	5,885,595	4,272,946	5,252,321
Debentures	7,013,765	7,138,642	12,315,840	8,936,220	14,785,782	13,654,797
Stocks	1,003,131	1,288,113	1,380,254	877,013	2,146,149	1,661,682
Others	5,332,583	502,689	7,687,051	7,299,404	7,809,012	7,162,134

Subtotal	25,253,149	27,851,562	31,357,545	28,538,830	31,848,423	31,000,203

Securities in Won (Trust account)
Monetary stabilization bonds	1,222,004	1,152,621	984,380	878,077	1,309,515	583,379
Government and public bonds	922,790	837,080	1,182,165	1,252,419	2,023,503	1,323,195
Debentures	2,363,630	2,312,459	5,876,064	4,080,362	8,035,960	7,600,794
Stocks	564,538	510,650	763,277	592,379	904,921	924,514
Others	2,101,832	2,324,393	3,208,160	2,106,262	3,945,649	3,821,884

Securities in foreign currency (Trust Account)	662,549	449,415	868,819	767,675	559,964	747,253

Subtotal	7,837,343	7,586,618	12,882,865	9,677,174	16,779,512	15,001,019

Securities in foreign currency (Banking account)
Foreign securities	894,722	950,807	999,806	1,072,483	945,199	960,749
Off-shore foreign securities	313,402	295,775	269,732	277,663	320,423	255,878

Subtotal	1,208,124	1,246,582	1,269,538	1,350,146	1,265,622	1,216,627

Total	34,298,616	36,684,762	45,509,948	39,566,150	49,893,557	47,217,849

2.2.10. Trust Account

(Unit: in millions of Won)

	December 31, 2004		December 31, 2003		December 31, 2002
	Total amount trusted	Trust fees	Total amount trusted	Trust fees	Total amount trusted	Trust fees
Return-guaranteed trust	369	8,365	559	45,682	1,528	59,530
Performance trust	23,998,460	93,856	37,576,936	186,851	33,997,098	241,444

Total	23,998,829	102,221	37,577,495	232,533	33,998,626	300,974

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2.2.11. Credit Card

(Unit: in millions of Won unless indicated otherwise)

	As of or for the years ended of indicated dates
	December 31, 2004	December 31, 2003	December 31, 2002
Number of card holders (Person)
Corporate	182,109	147,813	153,425
Individual	11,362,173	10,990,703	11,638,968
Number of merchants	1,491,730	1,528,872	1,589,015

Profit
Sales[1]	66,348,465	92,535,500	111,076,680
Fee revenue	2,800,901	4,012,017	3,482,289

2.3. Branch Networks

As of December 31, 2004, we had 1,107 branches and 38 sub-branches in Korea, the largest number of branches among Korean commercial banks. Approximately 41.5% of our branches and sub-branches are located in Seoul.

We also have three overseas branches in Tokyo, New York and Auckland, and 1 overseas office in Guangzhou in China

1.	Includes credit card receivables and cash advances.

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2.4. Other Information for Investment Decision

2.4.1. BIS Risk-adjusted Capital Ratios

(Units: in millions of Won, %)

	December 31, 2004	December 31, 2003	December 31, 2002
Risk-adjusted capital (A)	13,482,306	12,499,543	14,439,313
Risk-weighted assets (B)	121,079,059	127,370,180	138,703,021
BIS ratios (A/B)	11.14	9.81	10.41

2.4.2. Non-Performing Loans1

(Units: in millions of Won unless indicated otherwise)

December 31, 2004		December 31, 2003		Change
Amount	NPL to total loans	Amount	NPL to total loans	Amount	NPL to total loans
3,207,190	2.35%	4,202,254	2.99%	-995,064	-0.64	%p

2.4.3. Loan Loss Allowances

The following table shows the balance of our loan loss allowances as of the dates indicated.

(Units: in millions of Won)

	December 31, 2004	December 31, 2003	December 31, 2002
Loan losses allowance
Loans in Won	3,181,433	3,946,059	2,407,222
Loans in foreign currencies	4,662	2,677	13,188

Total	3,186,095	3,948,736	2,420,410

Provision for loan losses	3,080,256	1,436,013	1,604,751

1.	Non-performing loans are defined as those loans that are past due more than 90 days or that are placed non-accrual status according to the Financial Supervisory Service’s guidelines.

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2.4.4. Changes of Loan Loss Allowances for Recent Three Years

(Unit: in millions of Won)

	December 31, 2004	December 31, 2003	December 31, 2002
Beginning balance[1]	3,948,736	2,420,410	2,330,283
Net Write-Off	(3,842,897)	92,313	(1,514,624)
Write-Off	(5,260,962)	(4,509,979)	(1,527,311)
Recovery	286,464	270,422	269,533
Other	1,131,601	4,331,870	(256,846)
Provision for loan losses[2]	3,080,256	1,436,013	1,604,751
Ending balance	3,186,095	3,948,736	2,420,410

[1]	Includes present value discounts on allowances for loans, allowances for ABS 2nd beneficiary certificate reclassified into credit card receivables, allowances related to credit card claimed assets and allowance for other assets amounting to 22,780 million won, 192,221 million won, 27,291 million won and 16,103 million won, respectively, that had been recorded as of December 31, 2003
[2]	Includes other allowances for other asset amounting to 12,008 million won as of December 31, 2004 (4,832 million won: December 31, 2003)

20

3. Financial Information

3.1. Non-Consolidated Condensed Financial Statements

(Unit: in millions of Won)

	As of or for the years ended of indicated dates
	December 31, 2004	December 31, 2003
Cash and due from banks	5,177,758	6,526,345
Securities	27,598,737	26,908,462
Loans	136,034,323	141,138,972
Fixed assets	2,633,218	3,019,556
Other assets	8,283,148	6,508,855
Total assets	179,727,184	184,102,190
Deposits	127,010,534	132,180,272
Borrowings	9,634,296	10,902,800
Debentures	21,867,820	19,192,581
Other liabilities	12,109,893	13,589,031
Total liabilities	170,622,543	175,864,684
Capital stocks	1,681,896	1,681,896
Capital surplus	6,230,738	6,230,738
Retained earnings	2,041,691	1,485,111
Capital adjustments	(849,684)	(1,160,239)
Total shareholders’ equity	9,104,641	8,237,506
Liabilities and Shareholders’ Equity	179,727,184	184,102,190
Operating revenue	20,879,860	15,570,605
Operating income	2,089,168	2,485,901
Continuing (loss) income before income taxes	898,598	(1,386,760)

Net (loss) income	555,250	(930,356)

3.2. Other Financial Information

See the previously disclosed Kookmin Bank Non-consolidated Audit Report by our independent auditors for our full financial statements and relevant notes on 9th March 2005. The Report is also available at our website www.kbstar.com.

See the Exhibit 99.1 Kookmin Bank Consolidated Audit Report by our independent auditors for our full-consolidated financial statements and relevant notes.

21

4. Independent Accountant Fees and Services

4.1. Audit & Review Fees

Samil Accounting Corporation, a Korean member firm of PRICEWATERHOUSECOOPERS, has reviewed our financial statements for the fiscal year of 2004. The aggregate contract fee for the audit and review fees for the fiscal year 2004 is 1,200 million Won.

4.2. Non-Audit Services

The following is a description of non-audit services rendered by our independent auditor for the recent three years.

(Units: in millions of Won unless indicated otherwise)

Year	Service description	Amount of payment
2004	- Refinancing - Due Diligence regarding the possible acquisition of DITC/KITC - US GAAP calculation of provision for the third quarter of 2004 - US GAAP conversion for 2004	USD	230 300 100 3,600 thousand
2003	- US GAAP conversion for 2003 - US GAAP conversion for 2002 - Due Diligence on Kookmin Credit Card - SEC Filing regarding the proposed merger with Kookmin Credit Card	USD USD USD	3,950 thousand 3,800 thousand 250 30 thousand
2002	- Project for improving the accounting process - Advisory service for the conversion process in US GAAP		690 1,450

22

5. Corporate Governance and Affiliated Companies

5.1. Board of Directors & Committees under the Board

The board of directors holds regular meetings every quarter. The board of directors consists of directors and resolves each following matter:

■	Matters relating to business objectives and performance evaluation;

■	Matters relating to amendments of the Articles of Incorporation;

■	Matters relating to budget and accounting including salaries of directors and employees;

■	Matters relating to major organizational changes such as dissolution, business transfer and merger;

■	Matters relating to internal control standards; or

■	Other matters determined by law and the board of directors regulations.

We currently have six management committees that serve under the board:

■	The Board Steering Committee;

■	The Management Strategy Committee;

■	The Risk Management Committee;

■	The Audit Committee;

■	The Compensation Committee; and

■	The Non Executive Director Nominating Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general shareholders’ meeting. For list of our directors, see 6. Directors, Senior Management and Employees / 6.1. Executive Directors and 6.2. Non-Executive Directors.

5.2. Audit Committee

Audit Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general shareholders’ meeting, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general shareholders’ meeting. The committee holds regular meetings every quarter and as-needed basis.

23

5.3. Compensation to Directors

For the 12 months period ended December 31, 2004, the aggregate of the remuneration paid by us to the President & CEO and our other executive directors and 2) our non-executive directors was 3,344 million Won, 623 million Won, respectively. The following table shows the breakdown of the remuneration.

(Units: in millions of Won)

	The aggregate remuneration paid	Limit for the remuneration resolved by shareholders’ meeting	Average amount of the payment per person
1) Executive Directors	3,344	8,000	836
2) Non Executive Directors	623		42

Total	3,967	8,000	209

As part of remuneration, Kookmin Bank also granted stock options to directors.

See 1.3.3. Stock Option.

5.4. Voting Rights of Shareholders

Each outstanding share of our common stock is entitled to one vote per share. If the method of written resolution at the general shareholders’ meeting is adopted by resolution of the board of directors, at which the convening of the general shareholders’ meeting is determined, the shareholders may exercise their voting rights in writing without participating the meeting in person. In this case, the Bank is required to send the documents and references necessary for exercise of voting rights, together with the convening notice. If a shareholder intends to exercise his/her voting rights in writing, the shareholder is required to fill in a certain form and submit it to the Bank one day before the date set for the general shareholders’ meeting.

5.5. Share Ownership

The following table presents information regarding the selected major ownership of our shares as of December 31, 2004, the latest record date.

(Unit: Shares, %)

Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
The Bank of New York[1]	47,503,730	14.12
Kookmin Bank[2]	29,881,209	8.88
Euro-Pacific Growth Fund	14,326,220	4.26

[1]	Depositary of ADRs
[2]	Treasury shares with no voting rights

24

5.6. Affiliated Companies

5.6.1. List of Affiliates1

As of December 31, 2004, we have following affiliates.

■	KB Investment Co., Ltd.

■	KB Asset Management Co., Ltd.

■	KB Real Estate Trust Co., Ltd.

■	KB Credit Information Co., Ltd.

■	KB Data Systems Corporation

■	KB Futures Co., Ltd.

■	KB Life Co., Ltd.

■	ING Life Korea Ltd.

■	Kookmin Bank International (London) Ltd.

■	Kookmin Hong Kong Ltd.

■	Sorak Financial Holdings

5.6.2. Operating Results of Affiliates2

(Unit: in millions of Won)

		Operating results
Company name	Closing date	Total Assets	Total Liabilities	Total Equities	Sales	Net Income
KB Investment	December 31, 2004	87,307	8,523	78,784	21,002	1,709
KB Asset Management[3]	March 31, 2005	61,432	4,113	57,319	24,401	9,711
KB Real Estate Trust	December 31, 2004	201,221	143,150	58,071	51,693	(40,058)
KB Credit Information	December 31, 2004	28,589	7,522	21,067	38,780	2,405
KB Data Systems Corp.	December 31, 2004	22,257	6,426	15,831	40,076	1,579
KB Futures[3]	March 31, 2005	35,791	9,973	25,818	8,691	1,056
ING Life Korea[3]	March 31, 2005	3,461,826	3,228,415	233,411	1,865,503	103,088
Kookmin Bank International (London)	December 31, 2004	340,945	285,238	55,707	13,892	1,924
Kookmin HK Ltd.	December 31, 2004	292,122	227,094	65,028	17,385	7,812
Sorak Financial Holdings	December 31, 2004	303,050	187	302,863	626	(59)

[1]	Excluding Jooeun Industry and Jangeun Securities which have been under liquidation procedures. Also excluded as follows; Kookmin Bank Luxembourg.S.A has been completed liquidation procedures on November. Kookmin Singapore Ltd. and Kookmin Finance Asia Limited have been under liquidation procedures.
[2]	Excluding KB Life because it started business on 2, June, 2004 and has not yet closed accounts.
[3]	Operating results based on the March 31, 2004

25

6. Directors, Senior Management and Employees

As of December 31, 2004, our board of directors, which consists of 4 executive directors and 11 non-executive directors, has the ultimate responsibility for the management of our affairs.

6.1. Executive Directors

Our 4 executive directors consist of the President & CEO, Auditor and two Senior Executive Vice Presidents.

The names and positions of our directors with Kookmin Bank’s common stocks owned are set forth below.

Name	Date of Birth	Position	Common Stocks Owned
Chung Won Kang	12/19/1950	President & CEO	—
Hyung Duk Chang	08/13/1950	Auditor & Executive Director	—
Seong Kyu Lee	10/25/1959	Executive Director & SEVP	—
Donald H. MacKenzie	12/20/1948	Executive Director & SEVP	—

6.2. Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. As of December 31, 2004, 11 non-executive directors are in office.

Our current non-executive directors with Kookmin Bank’s shares owned are as follows.

Name	Date of Birth	Position	Common Stocks Owned
Moon Soul Chung	03/07/1938	Non-Executive Director	5,571
Richard Elliott Lint	01/04/1946	Non-Executive Director	1,290
Sun Jin Kim	06/08/1942	Non-Executive Director	4,175
Dong Soo Chung	09/24/1945	Non-Executive Director	1,150
Kyung Hee Yoon	01/05/1947	Non-Executive Director	—
Suk Yong Cha	06/09/1953	Non-Executive Director	1,810
Bernard S. Black	11/13/1953	Non-Executive Director	1,280
Ki Hong Kim	01/10/1957	Non-Executive Director	1,930
Woon Youl Choi	04/02/1950	Non-Executive Director	9,699
Wang Ha Cho	09/18/1953	Non-Executive Director	941
Young Soon Cheon	02/01/1961	Non-Executive Director	870

26

6.3. Senior Management

In addition to the executive directors who are also our executive officers, we currently have the following 13 executive officers as of December 31, 2004.

Name	Date of Birth	Position	Common Shares Owned
Dong Won Kim	03/01/1953	Senior Executive Vice President	130
Kap Shin	09/04/1955	Senior Executive Vice President	—
Yun Keun Jung	07/01/1951	Senior Executive Vice President	2,416
Nam Sik Yang	05/08/0954	Senior Executive Vice President	582
Hyo Sung Won	07/29/1960	Senior Executive Vice President	—
Yong Kook Oh	09/30/1949	Senior Executive Vice President	—
Sang Jin Lee	05/21/1955	Senior Executive Vice President	1,078
Ahn Sook Koo	03/16/1955	Senior Executive Vice President	—
Jung Young Kang	01/29/1951	Senior Executive Vice President	—
Young Han Choi	09/24/1958	Senior Executive Vice President	—
Dong Soo Choe	03/10/1955	Senior Executive Vice President	—
Young II Kim	07/06/1953	Senior Executive Vice President	3,327
Jung Min Kim	05/08/1951	Senior Executive Vice President	94

6.4. Compensation to Directors and Senior Management

The total compensation to both directors and senior management for the fiscal year of 2004, excluding grant of stock options, is 8,246,784,947 Won, and the average compensation amount per person is 183,261,888 Won. During the year, we had 22 directors and 23 executive vice presidents.

6.5. Employees

The following table shows the breakdown of our employees as of December 31, 2004.

(Unit: in millions of Won)

	Number of Employees			Average Tenure of the Full-time Employees	Total Payment for the year of 2004	Average Monthly Payment per Person
	Full-time	Contractual	Total
Male	14,062	1,214	15,276	16.63	921,458	5.0
Female	4,921	7,635	12,556	13.92	469,751	3.1

Total	18,983	8,849	27,832	15.93	1,391,209	4.2

27

7. Related Party Transactions

A number of banking transactions are entered into with related parties in the ordinary course of business. Generally, these transactions include loans, deposits, debt securities and other arms-length transactions relating to our banking business. These transactions are carried out on commercial terms and conditions and at market rates.

7.1. Transactions with the Largest Shareholders or Affiliates

7.1.1. Investments in Affiliates1

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (January 1, 2004)	Increase	Decrease	Ending Balance (December 31, 2004)
KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	—	—	79,999
KB Investment	Affiliate	Equity Securities of Affiliate	44,708	—	—	44,708
KB Asset Management	Affiliate	Equity Securities of Affiliate	30,670	—	—	30,670
KB Futures	Affiliate	Equity Securities of Affiliate	19,996	—	—	19,996
KB Data Systems Corp.	Affiliate	Equity Securities of Affiliate	7,998	—	—	7,998
KB Credit Information	Affiliate	Equity Securities of Affiliate	4,154	1,714	—	5,868
KB Life[2]	Affiliate	Equity Securities of Affiliate	0	30,000	—	30,000
ING Life Korea	Affiliate	Equity Securities of Affiliate	14,000	—	—	14,000
KOMOCO[3]	Affiliate	Equity Securities of Affiliate	30,000	—	30,000	0

Total			231,525	31,714	30,000	233,239

[1]	Excluding Jooeun Industry and Jangeun Securities which have been under liquidation procedures
[2]	Established on 29 April, 2004
[3]	Disposed on 4 June, 2004

28

7.2. Transactions with Other than the Largest Shareholders or Affiliates

7.2.1. Loans and Guarantees

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (January 1, 2004, or on the date of appointment)	Ending Balance (December 31, 2004)	Increase / (Decrease) for the period
Kolon Co.	Related party of Non executive director, Wang Ha Cho	Overdraft and etc.	30,000	25,000	25,378 (30,378)

Kolon Construction	Related party of Non executive director, Wang Ha Cho	Overdraft	0	360	360

Hankyoreh Plus	Related party of Senior executive vice president, Seong Kyu Lee	Loans for working capital and etc.	8,645	11,214	4,562 (1,993)

Janssen Korea	Related party of Non executive director, Sun Jin Kim	Corporate loans.	0	6,500	6,500

Hyundai Mipo Dockyard Co.	Related party of Non executive director, Woon Youl Choi	Housing loan	36	36	0

DSME Co.	Related party of Non executive director, Dong Soo Chung	Household loans and etc.	625	93	31 (563)

Total			39,306	43,203	3,897

29

7.2.2.	Securities Transactions

(Units: in millions of Won unless indicated otherwise)

Name	Relation with the Bank	Transactions					Par value (won)
		Account	Purchase	Disposal	Sum	Income
DSME Co.	Related party of Non executive director, Dong Soo Chung	Equity securities	7,223	4,030	11,253	(23)	5,000

LG Household & Health	Related party of Non executive director, Suk Yong Cha	Equity securities	1,688	1,688	3,376	(6)	5,000

Hyundai Mipo Dockyard Co.	Related party of Non executive director, Woon Youl Choi	Equity securities	20,231	16,529	36,760	(1,054)	5,000

	Total		29,142	22,247	51,389	(1,083)	—

30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 31, 2005	By:	/s/ Kap Shin
(Signature)

	Name:	Kap Shin
	Title:	Senior Executive Vice President &
Chief Financial Officer

31

Exhibit Index

Exhibit 99.1_Kookmin Bank Consolidated Audit Report for 2004

32

Exhibit 99.1

Kookmin Bank and Subsidiaries

Consolidated Financial Statements

December 31, 2004 and 2003

Kookmin Bank and Subsidiaries

Index

December 31, 2004 and 2003

Page(s)
Report of Independent Auditors	1–3

Consolidated Financial Statements

Balance Sheets	4

Statements of Operations	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7-9

Notes to Consolidated Financial Statements	10–71

Samil PricewaterhouseCoopers
Kukje Center Building
191 Hankangro 2ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of

Kookmin Bank and subsidiaries

We have audited the accompanying consolidated balance sheets of Kookmin Bank and its subsidiaries (“the Consolidated Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years then ended, expressed in Korean won. These consolidated financial statements are the responsibility of Kookmin Bank’s (“the Bank”) management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of KB Data Systems Co., Ltd., KB Futures Co., Ltd., KB Asset Management Co., Ltd. , KB Real Estate Trust Co., Ltd , KB Credit Information Co., Ltd. and Kookmin Bank HK Ltd., whose statements represent 0.35% of total assets as of December 31, 2004, and 0.87% of total revenues for the year then ended. Also, we did not audit the financial statements of KB Futures Co., Ltd., and Kookmin Bank HK Ltd., whose statements represent 0.13% of total assets as of December 31, 2003 and 0.15% of total revenues for the year then ended. These statements were audited by other auditors whose reports have been furnished us and our opinion, insofar as it relates to the amounts included for KB Data Systems Co., Ltd., KB Futures Co., Ltd., KB Asset Management Co., Ltd. , KB Real Estate Trust Co., Ltd , KB Credit Information Co., Ltd. and Kookmin Bank HK Ltd., is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kookmin Bank and its subsidiaries as of December 31, 2004 and 2003, and the results of its operations, changes in shareholders’ equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Without qualifying our opinion, we draw your attention to the following matters.

As discussed in Note 37 to the consolidated financial statements, the Bank restated its consolidated financial statements as of and for the year ended December 31, 2003 to correct, as instructed by the Securities and Futures Commission, the overstatement of unrealized gain on investment in associates amounting to (Won)27,159 million, presented as loss on derivatives transactions in the consolidated statement of operations, the understatement of provision for other allowances amounting to (Won)213,157 million and the overstatement of income tax expenses amounting to (Won)63,308 million. Accordingly, the financial statements as of and for the year ended December 31, 2003 included in the audit report dated March 3, 2004, are no longer effective, as they do not reflect the above restatements.

As discussed in Note 1 and Note 38 to the consolidated financial statements, on April 29, 2004, as a means to venture into the insurance business for diversification of revenues, the Bank invested (Won)30,246 million (including acquisition costs) to acquire a 100% ownership of KB Life Insurance Co., Ltd., which was founded to acquire the assets and the liabilities of Hanil Life Insurance Co., Ltd. On January 25, 2005, the Bank sold 49% of its ownership of KB Life Insurance Co., Ltd. to ING Insurance International B.V. at (Won)14,821 million.

As discussed in Note 1 to the consolidated financial statements, Pacific IT Investment Partnership and NPC02-4 Kookmin Venture Fund, which were equity method investees in the prior year, were included in the scope of consolidation.

As discussed in Note 20 to the consolidated financial statements, in accordance with the resolution made by the Board of Directors on December 17, 2003, the Bank’s tender for 27,423,761 shares of treasury stock was accepted through public bidding on December 12, 2003 by the Korean government which previously owned 30,623,761 shares. The Bank acquired the said shares at (Won)43,700 per share on December 17, 2003 and intends to sell these shares of treasury stock depending on certain market conditions.

As discussed in Note 2 to the consolidated financial statements, the Consolidated Company changed its accounting on its sale of loans. Previously, the sale proceed of written-off loans was recorded as an adjustment to related allowances and the gain or loss on sale of loans was recognized for non written-off loans for the difference of the book value at the date of sale and the proceeds of the sale. Currently, the sale proceed of written-off loans is not recorded as an adjustment to related allowances but is recorded as the gain or loss on sale of loans and the all gain or loss on sale of loans is calculated by comparing the sale proceeds against its book value on the year end immediately preceding the date of sale. Due to this change, loss on sale of loans increased by (Won)1,183,119 million and gain on sale of loans and allowance for loan losses decreased by (Won)142,531 million and (Won)1,325,650 million, respectively, for the year ended December 31, 2004. The financial statements as of and for the year ended December 31, 2003, presented herein for comparative purposes, were restated to reflect the above changes resulting in an increase in loss on sale of loans by (Won)2,586,725 million, a decrease in gain on sale of loans by (Won)55,216 million and a decrease in provision for loans losses by (Won)2,641,941 million. Such restatement has no effect on the net assets and the net loss as of and for the year ended December 31, 2003.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Seoul, Korea

February 18, 2005

This report is effective as of February 18, 2005, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank and Subsidiaries

Consolidated Balance Sheets

December 31, 2004 and 2003

(in millions of Korean won)	2004		2003
Assets
Cash and due from banks (Note 3)	(Won)	5,251,217	(Won)	6,560,651
Securities, net (Note 4)		30,303,215		29,337,684
Loans, net (Notes 5 and 6)		136,102,701		141,144,849
Fixed assets, net (Note 7)		2,637,118		3,024,948
Other assets, net (Note 8)		8,481,033		6,754,658

Total assets	(Won)	182,775,284	(Won)	186,822,790

Liabilities and Shareholders’ Equity
Deposits (Note 9)	(Won)	130,133,873	(Won)	135,373,286
Borrowings (Note 10)		9,359,595		10,750,820
Debentures (Note 11)		21,867,820		19,182,576
Other liabilities (Note 13)		12,226,696		13,205,072

Total liabilities		173,587,984		178,511,754

Commitments and contingencies (Notes 14 and 16)

Common stock ((Won)5,000 par value per share, 1 billion authorized shares and 336,379,116 shares outstanding in 2004) (Notes 1 and 17)		1,681,896		1,681,896
Capital surplus (Note 18)		6,238,284		6,237,528
Retained earnings (Note 19)		2,091,960		1,535,656
Capital adjustments (Note 20)		(852,480)		(1,160,814)
Minority interest in consolidated subsidiaries (Note 21)		27,640		16,770

Total shareholders’ equity		9,187,300		8,311,036

Total liabilities and shareholders’ equity	(Won)	182,775,284	(Won)	186,822,790

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Operations

Years ended December 31, 2004 and 2003

(in millions of Korean won, except per share amounts)	2004		2003
Interest income
Interest on due from banks	(Won)	12,693	(Won)	10,997
Interest on trading securities		289,393		303,743
Interest on available-for-sale securities		544,483		756,539
Interest on held-to-maturity securities		360,569		1,242,809
Interest on loans		9,862,381		10,647,859
Other interest income		120,980		122,955

		11,190,499		13,084,902

Interest expenses
Interest on deposits		4,044,051		4,386,806
Interest on borrowings		330,690		591,830
Interest on debentures		1,116,557		1,436,234
Other interest expenses		48,562		60,891

		5,539,860		6,475,761

Net interest income		5,650,639		6,609,141
Provision for loan losses (Note 6)		3,064,528		2,028,696

Net interest income after provision for loan losses		2,586,111		4,580,445

Non-interest income
Fees & commission income		2,651,130		2,566,553
Dividends on trading securities		3,378		79,121
Dividends on available-for-sale securities		6,883		5,986
Gain on foreign currency transactions		245,694		291,542
Gain on derivatives transactions (Note 15)		4,060,338		1,134,624
Insurance income		58,385		—
Others (Note 23)		2,976,927		857,192

		10,002,735		4,935,018

Non-interest expenses
Fees and commission expenses		442,349		717,604
General and administrative expenses (Note 24)		2,844,108		3,027,164
Loss on foreign currency transactions		294,135		195,212
Loss on derivatives transactions (Note 15)		3,991,366		1,089,971
Insurance expense		43,672		—
Others (Note 23)		2,930,558		1,564,883

		10,546,188		6,594,834

Operating income		2,042,658		2,920,629

Non-operating expenses, net (Note 25)		(1,150,689)		(4,180,551)

Net income (loss) before income tax expense		891,969		(1,259,922)
Income tax (benefit) expense (Note 26)		338,105		(417,666)

Net income (loss) before consolidation adjustment		553,864		(842,256)
Minority interest in earnings of consolidated subsidiaries		(3,132)		(76,502)

Net income (loss)	(Won)	550,732	(Won)	(918,758)

Basic (loss) earnings per share (In Korean Won) (Note 27)	(Won)	1,797	(Won)	(2,818)

Diluted (loss) earnings per share (In Korean Won) (Note 27)	(Won)	1,797	(Won)	(2,818)

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Changes in Shareholder’s Equity

Years ended December 31, 2004 and 2003

(in millions of Korean won)	Capital		Capital Surplus		Retained Earnings		Capital Adjustments		Minority Interest		Total
Balance, January 1, 2003	(Won)	1,641,293	(Won)	5,968,401	(Won)	2,787,469	(Won)	30,817	(Won)	252,355	(Won)	10,680,335
Merger with Kookmin Credit Card Co.		40,603		271,274		—		—		(236,428)		75,449
Net loss		—		—		(918,758)		—		—		(918,758)
Dividend payment		—		—		(325,233)		—		(2,474)		(327,707)
Reserve for losses on sale of treasury stock		—		(2,147)		—		2,147		—		—
Changes in treasury stock		—		—		—		(1,182,235)		—		(1,182,235)
Unrealized gain on available-for-sale securities, net		—		—		—		(36,891)		(13)		(36,904)
Unrealized gain on investment in associates, net		—		—		—		881		—		881
Stock options		—		—		—		25,814		—		25,814
Unrealized gain on derivatives, net		—		—		—		(1,347)		—		(1,347)
Changes in minority interest		—		—		—		—		3,330		3,330
Changes in subsidiaries		—		—		(7,656)		—		—		(7,656)
Others		—		—		(166)		—		—		(166)

Balance, December 31, 2003	(Won)	1,681,896	(Won)	6,237,528	(Won)	1,535,656	(Won)	(1,160,814)	(Won)	16,770	(Won)	8,311,036

(in millions of Korean won)	Capital		Capital Surplus		Retained Earnings		Capital Adjustments		Minority Interest		Total
Balance, January 1, 2004	(Won)	1,681,896	(Won)	6,237,528	(Won)	1,535,656	(Won)	(1,160,814)	(Won)	16,770	(Won)	8,311,036
Net income		—		—		550,732		—		—		550,732
Dividend payment		—		—		—		—		(1,929)		(1,929)
Reserve for losses on sale of treasury stock		—		—		—		(710)		—		(710)
Changes in treasury stock		—		—		—		5,992		—		5,992
Unrealized gain on available-for-sale securities, net		—		—		—		301,445		—		301,445
Unrealized gain on investment in associates, net		—		—		—		(1,795)		—		(1,795)
Stock options		—		—		—		3,402		—		3,402
Changes in minority interest		—		—		—		—		3,132		3,132
Changes in subsidiaries		—		756		5,856		—		9,667		16,279
Others		—		—		(284)		—		—		(284)

Balance, December 31, 2004	(Won)	1,681,896	(Won)	6,238,284	(Won)	2,091,960	(Won)	(852,480)	(Won)	27,640	(Won)	9,187,300

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash flows

Years ended December 31, 2004 and 2003

(in millions of Korean won)	2004		2003
Cash flows from operating activities
Net income (loss)	(Won)	550,732	(Won)	(918,758)

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Realized gain on trading securities, net		(111,450)		(60,783)
Unrealized gain on trading securities, net		(23,543)		(65,798)
Loss (gain) on foreign currency transactions, net		48,441		(96,330)
Provision for loan losses		3,064,528		2,028,696
Reversal of losses from guarantees and acceptances		—		(1,209)
Gain on derivatives transactions, net		(68,972)		(44,653)
Gain (loss) on valuation of derivatives, net		(145,482)		18,336
Loss on fair value hedged items, net		(2,175)		(10,715)
Retirement benefits		127,676		129,392
Stock compensation expense		5,101		12,130
Depreciation and amortization		438,184		519,356
Gain (loss) on disposal of fixed assets, net		(12,809)		34,416
Impairment loss on fixed assets, net		16,103		22,228
Realized gain on available-for-sale securities, net		(66,429)		(499,815)
Impairment loss on available-for-sale securities, net		91,312		107,886
Realized gain on held-to-maturity securities, net		(1,514)		(2,771)
Impairment loss on held-to-maturity securities, net		—		5,840
Unrealized gain on investment in associates, net		(32,507)		(22,675)
Gain on disposal of investment in associates		(1,146)		—
Loss on sale of loans, net		1,158,904		2,788,026
Minority interest in earnings of consolidated subsidiaries		3,132		76,502
Provision for guarantee allowance		206		—
Provision for other allowance		224,078		627,830
Reversal of loan losses due to merger		—		1,652,264
Gain on operation of beneficiary certificates, net		(384,747)		—
Contribution to insurance reserve		24,332		—
Others, net		(8,606)		22,755

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash flows

Years ended December 31, 2004 and 2003

(in millions of Korean won)	2004	2003
Changes in operating assets and liabilities
Accrued income	58,041	215,068
Prepaid expenses	93,004	(165,084)
Deferred tax assets	169,580	(439,168)
Other assets	4,748	3,320
Accrued expenses	(124,702)	(761,806)
Unearned income	(33,161)	(15,988)
Withholding taxes	(116,050)	31,145
Other liabilities	(128,620)	161,197
Payment of retirement benefits	(41,525)	(39,045)
Retirement pension funds	(30,097)	(68,529)
Account for agency business	(131,017)	49,667
National pension funds	—	123
Deferred tax liabilities	235	—

	4,063,053	6,211,808

Net cash provided by operating activities	4,613,785	5,293,050

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash flows

Years ended December 31, 2004 and 2003

(in millions of Korean won)	2004		2003
Cash flows from investing activities
Decrease (increase) in due from banks		956,798		(1,178,162)
Decrease in trading securities		1,174,658		2,221,779
Increase in available-for-sale securities		(897,475)		(3,725,426)
(Increase) decrease in held-to-maturity securities		(246,271)		8,228,193
(Disposal) acquisition of investment in associates		33,315		(88,380)
Decrease (increase) in loans granted, net		299,812		(11,069,265)
Proceeds from disposal of fixed assets		188,418		105,902
Acquisition of fixed assets		(218,990)		(347,368)
Acquisition of intangible assets		(3,355)		(2,048)
Proceeds from disposal of foreclosed assets		545		2,830
Acquisition of foreclosed assets		(128)		(165)
Decrease (increase) in guarantee deposits		45,072		(3,528)
(Increase) decrease in other accounts receivable		(570,471)		170,286
Increase in payments in advance		(4,827)		(33,330)
Decrease in derivative assets, net		108,650		130,945
Collection of domestic exchange receivables		91,980		474,995
Collection of loans to trust accounts		16,381		26,060
Increase in provision for other allowances		85,072		—

Net cash provided by (used in) investing activities		1,059,184		(5,086,682)

Cash flows from financing activities
(Decrease) increase in deposits, net		(5,239,412)		8,506,356
Increase in borrowings, net		(1,391,226)		(4,461,853)
(Decrease) increase in debentures, net		2,685,244		(4,269,961)
Increase (decrease) in borrowings from trust accounts		(2,830,810)		2,874,589
Increase in dividend payable		—		(325,233)
Decrease (increase) in other accounts payable		850,013		(181,195)
Decrease (increase) in advances received from customers		83,458		(142,668)
Increase (decrease) in guarantee deposits received		(11,967)		2,179
Decrease in domestic exchange payables		(142,425)		(141,312)
Increase in liabilities incurred by agency relationships		(34,672)		(171,172)
Acquisition of treasury stocks		—		(1,227,876)
Sale of treasury stocks		—		826
Stock options exercised		3,239		(35)
Increase in stock issuance cost		—		(212)

Net cash (used in) provided by financing activities		(6,028,558)		462,433

Decrease in cash due to change in scope of affiliates		(6,107)		(85,284)

Net increase (decrease) in cash and cash equivalents		(361,696)		583,517

Cash and cash equivalents, beginning of the year (Note 34)		3,790,765		3,207,248

Cash and cash equivalents, end of the year (Note 34)	(Won)	3,429,069	(Won)	3,790,765

The accompanying notes are an integral part of these consolidated financial statements

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

1. The Consolidated Company

The accompanying consolidated financial statements have been prepared in accordance with financial accounting standards financial standards for consolidation of the Republic of Korea. The accompanying consolidated financial statements include the banking and trust accounts, subject to guaranteed fixed rates of return or principal repayment, of Kookmin Bank and its consolidated subsidiaries. General information on Kookmin Bank and its controlled subsidiaries is described below.

The Bank

Kookmin Bank was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank (“KLB”) on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Act concerning the Structural Improvement of the Financial Industry, the Bank purchased certain assets, including the loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank as of June 29, 1998. The Bank completed the legal consolidation with H&CB as of October 31, 2001 (Note 32) and Kookmin Credit Card as of September 30, 2003 (Note 33).

The Bank had its shares listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were relisted on the Korea Stock Exchange on November 9, 2001. As of December 31, 2004, the Bank has 336,379,116 (amounting to (Won)1,681,896) shares issued. Also, as of December 31, 2004, 47,503,730 shares of the Bank are listed on the New York Stock Exchange as American Depositary Shares (“ADS”) (Note 17).

The Bank is engaged in the banking and trust business according to the provisions of the General Banking Act and the Trust Business Act and operates through 1,124 domestic branches and offices (excluding automated teller machines of 204) and three overseas branches (excluding 2 local overseas branches and 1 overseas agency) as of December 31, 2004.

Trust Accounts of the Bank

According to the accounting and reporting guidelines by the banking regulatory authorities, the accompanying consolidated financial statements include trusts subject to guaranteed fixed rates of return or principal repayment. Total assets of consolidated and non-consolidated trusts of the Consolidated Company as of December 31, 2004 and 2003 are as follows:

(in millions of Won)	2004		2003
Consolidated trusts	(Won)	3,315,294	(Won)	3,405,217
Non-consolidated trusts		16,850,751		28,932,110

	(Won)	20,166,045	(Won)	32,337,327

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Subsidiaries either consolidated or accounted for under the equity method

The subsidiaries of the Bank, either consolidated or accounted for under the equity method as of December 31, 2004 and 2003 are as follows:

		2004		2003
Companies	Balance Sheet Date	Number of shares	Ownership (%)	Number of shares	Ownership (%)
Consolidated subsidiaries
KB Data Systems Co., Ltd. [1]	December 31	799,800	99.98	799,800	99.98
KB Futures Co., Ltd. [2]	March 31	3,999,200	99.98	3,999,200	99.98
KB Investment Co., Ltd. [3]	December 31	8,941,587	99.89	8,941,587	99.89
KB Asset Management Co., Ltd. [4]	March 31	6,134,040	80.00	6,134,040	80.00
KB Real Estate Trust Co., Ltd.	December 31	15,999,930	99.99	15,999,930	99.99
KB Credit Information Co., Ltd.	December 31	1,249,040	99.73	867,716	69.28
KB Life Insurance Co., Ltd.	March 31	6,000,000	100.00	—	—
Kookmin Bank HK Ltd. [5]	December 31	2,000,000	100.00	2,000,000	100.00
Kookmin Bank Int’l. Ltd. (London)	December 31	20,000,000	100.00	20,000,000	100.00
Pacific IT Investment Partnership	December 31	—	60.00	—	60.00
NPC 02-4 Kookmin Venture Fund	December 31	—	50.00	—	50.00
Equity method investees
ING Life Co., Ltd.	March 31	1,400,000	20.00	1,400,000	20.00
KLB Securities Co., Ltd.	December 31	4,854,713	36.41	4,854,713	36.41
Jeio Co., Ltd. [6]	December 31	88,572	21.14	88,572	21.14
Jooeun Industrial Co., Ltd.	December 31	1,999,910	99.99	1,999,910	99.99
KB Luxemburg S.A.	December 31	—	—	70,000	100.00
Kookmin Finance Asia Ltd. (HK)	December 31	2,000,000	100.00	2,000,000	100.00
Kookmin Singapore Ltd.	December 31	30,000,000	100.00	30,000,000	100.00
Sorak Financial Holdings	December 31	1,422,216	25.00	1,274,638	25.00
KIKO No.3 Venture Investment Partnership	June 30	—	80.38	—	80.38
Kookmin China Fund No.1[7]	December 31	—	50.00	—	50.00
KTTC Kookmin Venture Fund No.1[7]	December 31	—	20.00	—	20.00
Kookmin Investment Partnership No. 13[7]	April 30	—	—	—	33.33
Kookmin Investment Partnership No. 15[7]	June 30	—	34.00	—	34.00
Kookmin Investment Partnership No. 16[7]	July 31	—	20.00	—	20.00
KB 03-1 Venture Investment Fund [7]	December 31	—	16.67	—	16.67
KIKO No.2 Venture Investment Partnership	June 30	—	68.89	—	68.89
KB 03-1 Corporate Restructuring Fund[7]	December 31	—	29.00	—	29.00
Korea Asset Investment Co., Ltd.	December 31	—	—	6,000,000	26.67

1	Kookmin Data Systems Co., Ltd. was renamed KB Data Systems Co., Ltd. as of April 30, 2004.
2	Kookmin Futures Co., Ltd was renamed KB Futures Co., Ltd. as of April 30, 2004.
3	Kookmin Investment Co., Ltd. was renamed KB Investment Co., Ltd. as of April 30, 2004.
4	Kookmin Investment Trust Mgt. Co., Ltd. was renamed KB Asset Management Co., Ltd. as of April 29, 2004.
5	Kookmin Finance HK Ltd. was renamed Kookmin Bank HK Ltd. as of January 1, 2004.
6	Jeio Co., Ltd. was invested by KB Investment Co., Ltd., a subsidiary of the Bank.
7	These investment funds were invested by KB Investment Co., Ltd., a subsidiary of the Bank

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Scope of Consolidation

On April 29, 2004, as a means to venture into the insurance business for diversification of revenues, the Bank invested (Won)30,246 million (including acquisition costs) to acquire a 100% ownership of KB Life Insurance Co., Ltd. Therefore, KB Life Insurance Co., Ltd. was included in the scope of consolidation.

On September 30, 2003, the Bank merged with Kookmin Credit Card Co., Ltd , a subsidiary of the Bank of which the Bank formerly owned 74.27% in accordance with the resolution of Board of Director’s on May 30, 2003. Thus, Kookmin Credit Card Co., Ltd was excluded from the scope of consolidation.

As of December 31, 2004, KLB Securities Co., Ltd. , KIKO No.2 Venture Investment Partnership, KIKO No.3 Venture Investment Partnership, Kookmin Finance Asia Ltd. (HK) and Kookmin Singapore Ltd. and Jooeun Industrial Co., Ltd. are in the process of liquidation and were included in the scope of equity method investees.

Pacific IT Investment Partnership and NPC02-4 Kookmin Venture Fund, which were equity method investees in the prior year, were included in the scope of consolidation.

KIKO No.2 Venture Investment Partnership and KB03-1 Corporate Restructuring Fund, which were classified as available for sales securities in the prior year, were included in the scope of equity method investees.

As of February 18, 2004, KB Luxemburg S.A resolved to liquidate and completed liquidation process on November 30, 2004. Accordingly, it was no longer included in the scope of equity method investees.

As of November 18, 2004, KB 13 Investment Fund completed liquidation process and accordingly, it was no longer included in the scope of equity method investees.

Investments in Korea Asset Investment Co., Ltd. were fully sold on June 4, 2004. Accordingly it was no longer included in the scope of equity method investees.

Operations of the subsidiaries either consolidated or accounted for under the equity method

Consolidated Subsidiaries:

(in millions)	Location	Outstanding	Capital	Major Business
KB Data Systems Co., Ltd.	Korea	KRW	8,000	Software services for the Bank and other companies
KB Futures Co., Ltd.	Korea		20,000	Dealing and brokerage services for futures transactions
KB Investment Co., Ltd.	Korea		44,759	Investing and financing small and medium-sized enterprises
KB Asset Management Co., Ltd.	Korea		38,338	Providing security investment trust services and investment consulting services
KB Real Estate Trust Co., Ltd.	Korea		80,000	Development, management and brokerage services with regard to real estate and trust
KB Credit Information Co., Ltd.	Korea		6,262	Delinquent loan collecting service and credit checking services
KB Life Insurance Co., Ltd.	Korea		30,000	Insurance service
Kookmin Bank HK Ltd.	Hong Kong	USD	20 million	Commercial banking business and foreign exchange operation
Kookmin Bank Int’l. Ltd. (London)	U.K.	GBP	20 million	Commercial banking business and foreign exchange operation
Pacific IT Investment Partnership	Korea		14,000	Investing and financing small and medium-sized enterprises
NPC 02-4 Kookmin Venture Fund	Korea		30,000	Investing and financing small and medium-sized enterprises

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Equity Method Investees:

(in millions)	Location	Outstanding	Capital	Major Business
ING Life Co., Ltd.	Korea	KRW	70,000	Insurance
KLB Securities Co., Ltd.	Korea		66,675	Securities related business
Jeio Co., Ltd	Korea		2,095	Inspecting materials, manufacturing measuring instruments
Jooeun Industrial Co., Ltd.	Korea		10,000	House construction, rent and management service with regard to real estate
Kookmin Finance Asia Ltd. (HK)	Hong Kong	USD	20 million	Commercial banking business and foreign exchange operation
Kookmin Singapore Ltd.	Singapore	SGD	30 million	Commercial banking business and foreign exchange operation
Sorak Financial Holdings	Singapore	SGD	6 million	Investment
KIKO No.3 Venture Investment Partnership	Korea	KRW	—	Investment in venture capital
Kookmin China Fund No.1	Korea		6,000	Investment in venture capital
KTTC Kookmin Venture Fund No.1	Korea		10,000	Investment in venture capital
Kookmin Investment Partnership No. 15	Korea		5,000	Investment in venture capital
Kookmin Investment Partnership No. 16	Korea		2,000	Investment in venture capital
KB 03-1 Venture Investment Fund	Korea		7,500	Investment in venture capital
KIKO No.2 Venture Investment	Korea		450	Investment in venture capital
KB03-1 Corporate Restructuring Fund	Korea		20,000	Investment in venture capital

Significant Financial Data

A summary of significant financial data of the Bank and its subsidiaries, included in the accompanying consolidated financial statements is as follows:

(in millions of Won)	Total Assets		Shareholders’ Equity		Operating Revenue		Net Income (Loss)
Bank accounts	(Won)	179,727,184	(Won)	9,104,641	(Won)	20,879,860	(Won)	555,250
Trust accounts		3,315,294		53,349		266,488		—
KB Data Systems Co., Ltd.		22,258		15,832		40,672		1,584
KB Futures Co., Ltd.		38,446		26,015		7,282		889
KB Investment Co., Ltd.		87,308		78,785		5,167		1,709
KB Asset Management Co., Ltd.		65,823		59,111		29,348		10,761
KB Real Estate Trust Co., Ltd.		201,267		58,117		52,033		(40,058)
KB Credit Information Co., Ltd.		28,589		21,067		39,364		2,405
KB Life Insurance Co., Ltd.		157,701		24,389		61,510		(6,392)
Kookmin Bank Hong Kong Ltd.		292,122		65,028		16,770		8,235
KB Int’l. Ltd. (London)		341,033		55,795		13,895		2,012
Pacific IT Investment Partnership		5,620		5,620		41		(1,613)
NPC 02-4 Kookmin Venture Fund		30,799		30,536		477		536
Elimination and equity pick-up		(1,538,160)		(410,985)		(219,673)		15,414

	(Won)	182,775,284	(Won)	9,187,300	(Won)	21,193,234	(Won)	550,732

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Bank in the preparation of its consolidated financial statements are summarized below.

Basis of Financial Statement Presentation

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows, is not presented in the accompanying consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards

The Bank has adopted Statements of Korean Financial Accounting Standards (“SKFAS”) No. 1~13 (excluding SKFAS No.11) in the preparation of its financial statements. Except for SKFAS No. 10, 12 and 13 which have been effective as of January 1, 2004, the same accounting policies are applied for the financial statements as of and for the year ended December 31, 2004 and as of and for the year ended December 31, 2003.

Accounting Policies of Consolidated Entities

The relevant laws and regulations applied to the consolidated entities are as follows:

Relevant Laws and Regulations
The Bank and Trust Accounts	Accounting Standards of the Banking Industry, General Banking Act, and Trust Business Act
KB Futures Co., Ltd.	Supervisory Guidelines on Futures Trading
KB Investment Co., Ltd.	Act on support for foundation of small and medium-sized companies, and Loan Specialization Financial Business Act
KB Asset Management Co., Ltd..	Securities Investment Trust Business Act, and Accounting Standards for Securities Investment Trust Business
KB Real Estate Trust Co., Ltd.	Trust Business Act
KB Credit Information Co., Ltd.	Act on the use and protection of credit information
KB Life Insurance Co., Ltd.	Accounting Standards of the Insurance Business, General Insurance Business Act,

Principles of Consolidation

The Consolidated Company eliminates the investment account of the controlling company and corresponding capital accounts of subsidiaries collectively. The Consolidated Company records the differences between the initial investment accounts and proportionate ownership of the fair value of the subsidiary’s asset and liabilities as goodwill or negative goodwill, when the Consolidated Company has control over the subsidiary. In case that the Bank purchase additional shares after it obtained control over the subsidiary, the difference between the additional shares purchased and corresponding shareholder’s equity is accounted as capital surplus. In case that the acquisition date of the subsidiaries differ from the fiscal year-end of subsidiaries, the acquisition date is regarded to be the nearest closing date.

All inter-company transactions and account balances between the consolidated entities are eliminated in consolidation. Unrealized gains and losses resulting from the sale from the Controlling Company to the subsidiaries are fully eliminated and charged to the equity of the Controlling Company while unrealized gains and losses resulting from the sale from the subsidiaries to the Controlling Company or from subsidiaries to subsidiaries are fully eliminated and charged to the equity of the Controlling Company and minority interest proportionately.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

When net losses attributable to minority interests exceed the minority interest in the equity of the subsidiary, the excess is charged to the equity of the Controlling Company. When the subsidiaries report income, the minority interest portion of such income is allocated to the equity of the Controlling Company until the minority interest’s share of net losses previously charged to the Controlling Company has been fully recovered.

If the fiscal year-end of subsidiaries is different from that of the Bank, the financial statements of such subsidiaries are prepared as of December 31 and for the year then ended for consolidation purposes.

Recognition of Interest Income

The Consolidated Company recognizes interest income on due from banks, loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored due from banks, loans and debt securities, other than those collateralized with security deposits or guaranteed by financial institutions, is recognized on a cash basis. As of December 31, 2004, the Consolidated Company has non-accrual loans and securities of (Won)8,137,825 million and (Won)532,904 million, respectively, with related foregone interest of (Won)489,698 million and (Won)82,594 million, respectively. However, foregone interest related to securities of trust accounts was not included.

Securities

Securities that are bought and held principally for the purpose of generating profits on short-term differences in price, and which are actively and frequently bought and sold, are classified as trading securities. Debt securities with fixed or determinable payments and fixed maturity, and which the Consolidated Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Investments neither classified as trading securities nor held-to-maturity securities are classified as available-for-sale securities.

Securities are recognized initially at their fair value plus transaction costs that are directly attributable to the acquisition. Trading and available-for-sale securities are carried at fair value while held-to-maturity debt securities are carried at amortized cost.

Trading and available-for-sale debt securities are carried at fair value using the average of quoted prices provided by bond pricing service institutions while marketable equity securities are carried at market prices and beneficiary certificates are carried at quoted prices provided by the beneficiary certificate dealers. However, non-marketable equity securities are carried at fair value only if the fair value is reasonably measurable. Otherwise, they are carried at cost.

Unrealized gains or losses on trading securities are charged to current operations and those resulting from available-for-sale securities are recorded as capital adjustments and are realized when the related securities are disposed of. In case of available-for-sale securities, interest income reflecting premiums and discounts amortization should be included in current operations. Therefore interest income are recognized from premiums and discounts amortization using effective interest method over the maturity period and then the difference between the fair value and acquisition cost are charged to stockholder’s equity. Impairment losses are recognized in the current operations when there is evidence of impairment and recoverable amounts of available-for-sale securities or held-to-maturity securities are less than either the acquisition cost of equity securities or the amortized cost of debt securities.

The assets of the wholly owned beneficiary certificates are classified based on the Consolidated Company’s intention on the balance sheet. The fund assets of these wholly owned beneficiary certificates are comprised of deposits, call loans and securities, and the fund income is comprised of interest income, realized gains and losses, and valuation gains and losses. The Consolidated Company recorded all gains and losses from these wholly owned beneficiary certificates as income from beneficiary certificates.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Investments in Associates

Investments in associates, over which the Consolidated Company exercises significant control or influence, are accounted for using the equity method. Under the equity method, the Consolidated Company records changes in its proportionate ownership of the associate in the current operations either as capital adjustments, adjustments to retained earnings or charges to net income(loss), depending on the nature of the underlying change in the book value of the investment in associate.

The Consolidated Company discontinues the equity method of accounting for investments in associates when the Consolidated Company’s share of accumulated losses of the associates equals the costs of the investments and until the subsequent cumulative changes in its proportionate net income of the associate equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Consolidated Company ‘s initial proportionate ownership of the fair value of the net asset of the associate are amortized or accreted using an appropriate method and the resulting amortization is charged to current operations.

Gains and losses recorded by the Consolidated Company from inter-company transactions with associates are fully eliminated. Gains and losses recorded by the associates from these transactions are proportionately eliminated, based on the Consolidated Company’s percentage of ownership.

Deferred Loan Origination Fees and Costs

The Consolidated Company defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Allowances for Loan Losses

The Bank provides allowance for loan losses based on the minimum reserve level provided by Financial Supervisory Service Guidelines if the amounts are larger than allowances for loan losses based on historical loss rate of the Bank’s lending portfolios.

As of December 31, 2004, the Bank provided allowance for loan losses based on the minimum reserve level provided by Financial Supervisory Service Guidelines.

- Allowance for loan losses based on the minimum reserve level provided by Financial Supervisory Service Guidelines

The Bank determines the credit risk classification of corporate loans using a certain scale based on the Banks internal credit rating system, the Forward Looking Criteria (FLC), and other factors such as days in arrears, insolvency and result of financial transactions. Allowances are determined by applying the rates of each credit risk classification . The FLC credit rating criteria are divided into 12 categories (AAA, AA, A, BBB, BB, BB-, B, B-, CCC, CC, C, D) and credit risk classification are as follows:

Credit Risk Classification	Credit Ratings
Normal	AAA ~ B
Precautionary	B- ~ CCC
Sub-standard	CC
Doubtful	C
Estimated loss	D

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

However, the Bank classifies corporate loans, consumer loans, and credit card loans by considering the recoverable amounts of loans including delinquencies, bankruptcies. The rates used for determining the allowances for losses from corporate loans, consumer loans and credit card loans are as follows:

	Allowance Rates
Credit Risk Classification	Consumer	Credit Card	Corporate
Normal	0.75%	1.00%	0.50%
Precautionary	8.00%	12.00%	2.00%
Sub-standard	20.00%	20.00%	20.00%
Doubtful	55.00%	60.00%	50.00%
Estimated loss	100.00%	100.00%	100.00%

Also, the Bank provides additional allowance for relatively high-risk borrowers and their assets based on estimated recovery amount, liquidation amount, within the maximum allowance rate for each classification.

-Allowance for loan losses based historical loss rate

The rates used for determining the allowances for losses based on historical loss rate by Bank’s lending portfolios is determined as follows:

Lending Portfolios	Methodology	Period of Historical Loss Rate	Period of Recovery Ratio
Impaired corporate loans	Discounted Cash Flows	N/A	N/A
Non-impaired Corporate loans	Migration Analysis	1-year	5-year
Consumer loans	Migration Analysis	2-year	5-year
Credit card loans	Roll-rate Analysis	1-year	5-year

The Bank determined the appropriate data period to be used in assessing its historical loss rate and recovery ratio based on Bank’s lending portfolios’ nature, loan period, collection period, collection ratio, past trends and future market conditions, etc.

The subsidiaries determines allowances in conformity with generally accepted accounting principles in related industry and the relevant laws and regulations of the Republic of Korea. Additional allowances is provided if total allowances of subsidiaries is less than allowance determined by methodology of the Bank.

Guarantees and Acceptances

The Consolidated Company applies the credit risk classification used for loans to outstanding guarantees and acceptances, and provides allowances for losses of 20%, 50 % and 100 % of the outstanding guarantees and acceptances classified as sub-standard, doubtful, and estimated loss, respectively.

Troubled Debt Restructuring

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Consolidated Company’s loans, collected through reorganization proceedings, court mediation, or debt restructuring agreements of parties concerned, are recorded at their fair value at the time of the restructuring. In cases where the fair value of the assets received are less than the book value of the loan (book value before allowances), the Consolidated Company offsets the book value against allowances for loans first and then recognizes provisions for loans. Impairment losses for loans, that were restructured in a troubled debt restructuring involving a modification of terms, are computed by getting the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated, and the book value before allowances for loans. If the amount of allowances already established is less than the impairment losses under the workout plans, the Consolidated Company establishes additional allowances for the difference. Otherwise, the Consolidated Company reverses the allowances for loan losses.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

After the above adjustments to loans from troubled debt restructuring, the Consolidated Company separately establishes additional allowances for its loans on related present value, based on the credit status of the borrower.

Before the adoption of SKFAS No. 13, Troubled Debt Structuring, the difference between the nominal value and the present value of loan under troubled debt structuring agreements was recorded as present value discounts and was presented separately as a deduction from the loan nominal value. However, in accordance with the Consolidated Company’s adoption of SKFAS No. 13, unamortized present value discounts as of the beginning of the current period are classified as allowances for loan losses.

Fixed Assets and Related Depreciation

Cost of tangible assets are determined by cash, cash equivalents or fair value (or the revaluation amount of certain assets in accordance with the Korean Asset Revaluation Law) of other asset given in exchange. Depreciation is calculated based on the estimated average useful lives of the assets and is presented as accumulated depreciation, which is a contra account of tangible assets in the financial statements.

The estimated useful lives and depreciation methods of the tangible assets are as follows:

Tangible assets	Depreciation Method	Estimated Useful Life
Buildings and structures	Straight-line method	40 years
Leasehold improvements	Declining balance method	4-5 years
Equipment and vehicles	Declining balance method	4-5 years

Expenditures that enhance the capacity or increase the future economic benefit of the assets involved are capitalized as additions to tangible assets. However, routine maintenance or repairs are expensed as incurred.

Foreclosed assets acquired through, or in lieu of, loan redemption are stated at cost and are not depreciated. A valuation allowance is recorded when the latest bidding price at a public auction is below the book value, and is presented as a contra account of foreclosed assets in the financial statements.

Cost of intangible assets are determined by cash, cash equivalents or fair value of other asset given in exchange. Intangible assets are amortized based on the following estimated average useful lives and are presented in the financial statements, net of accumulated amortization:

Intangible assets	Amortization Method	Estimated Useful Life
Goodwill	Straight-line method	9 years
Negative goodwill	Straight-line method	5 years
Development costs	Straight-line method	5 years
Trademarks	Straight-line method	1-10 years
Others	Straight-line method	5-30 years

The Consolidated Company estimated the useful life of endowment assets that are beneficial upon usage, classified under other intangible assets, to be 30 years based on the term of the contract. The Bank recorded goodwill as a result of the merger with H&CB for the cost of the merger exceeding the fair value of the net assets acquired.

The Consolidated Company recorded negative goodwill as a result of the merger of KB Credit Information Co., Ltd. and KM Credit Information Co., Ltd for the fair value of net assets and liabilities exceeding the cost of merger equal to the purchase price. Negative goodwill is amortized for 5 years which is the average useful life of amortizable non-monetary assets.

Development costs directly related to a new technology or new products (including costs related to software development) are capitalized as intangible assets to the extent that the estimated future benefits are probable.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

The Consolidated Company adjusts the book value of a fixed asset to its recoverable amount (expected sale price or appraisal value) and recognizes the difference as an impairment loss when the recoverable amount is significantly below the book value due to obsolescence or decline in market value. The subsequent increase in recoverable amount in excess of the impaired book value is recognized, to the extent of the book value (after accumulated deprecation) before impairment, as a reversal of fixed asset impairment losses.

Stock Issuance Costs and Debenture Issuance Costs

Stock issuance costs are deducted from additional paid-in capital. Debenture issuance costs are recorded as discounts on debentures and amortized over the life of the debentures using the effective interest method.

Accrued Retirement Benefits

Employees and directors with at least one year of service and temporary employees with at least a one-year contract are entitled to receive a lump-sum payment upon termination of their employment with the Consolidated Company, based on their length of service and rate of pay at the time of termination.

Additionally, the Consolidated Company records the contributions to pension funds, which grant the payment rights to its employees, as contra accounts of accrued retirement benefits.

Insurance Reserve

The Company provides various Insurance reserves for payments, refunds, participating policyholders’ dividends and related cost in the future as follows.

-	Premium reserve is a net level premium reserve using interest and mortality assumptions used in computing cash surrender values.

-	Reserve for outstanding claims represents refunds, dividends and claims reported and unpaid as of the balance sheet date.

-	Unearned premium reserve represents the unearned portion of quarterly, semi-annual and annual premiums as of the balance sheet date.

-	Dividends held on deposit for policyholders represent amounts payable to policyholders due to interest rate difference guarantee, mortality gains, excess interest, expense gains and long-term contracts in accordance with the regulations or agreements.

Deferred Income Taxes

The Consolidated Company records the future tax effects of temporary differences between the financial and tax bases of assets and liabilities as deferred tax income assets or liabilities. The tax effects of temporary differences arising from the cumulative effects of accounting changes and prior period adjustments are adjusted in retained earnings. However, deferred tax income assets are recognized only when the possibility of income tax effect is high.

Bonds under Repurchase/Resale Agreements

Securities bought under resale agreements are recorded in loans as bonds purchased under resale agreements. Securities sold under repurchase agreements are recorded in borrowings as bonds sold under repurchase agreements. Interest from bonds purchased under resale agreements and bonds sold under repurchase agreements are recognized as interest income on loans and interest expense on borrowings, respectively.

Derivative Instruments

Derivative financial instruments for trading or hedging purposes are valued at estimated market price and resulting unrealized gains or losses are recognized in current operations, except for the effective portion of derivative transactions entered into for the purpose of cash-flow hedges, which is recorded as an adjustment to shareholders’ equity.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Fair value hedge accounting is applied to a hedging transaction relationship entered into for hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss, both on the hedging derivative instrument and on the hedged item attributable to the hedged risk, are recognized in the same period.

The effective portion of the gain or loss for hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk is recorded as a capital adjustment and the ineffective portion as income or loss in current operations. The effective portion of the gain or loss recorded as a capital adjustment is reclassified into current operations in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss recorded in capital adjustment is added to or deducted from the asset or the liability.

Stock Options

Compensation costs for stock options granted to employees and executives are recognized using the fair value method. Under the fair value method, compensation costs for stock option plans are determined using an option-pricing model and are recognized over the vesting period.

National Housing Fund

The Consolidated Company, as designated by the Korean Government under the Housing Law (former Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Consolidated Company pays NHF the interest, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate.

Transactions with the Trust Accounts

The Bank’s banking accounts receive trust fees from the trust accounts for its management of trust assets and operations. Under the Trust Business Act, the Bank recognize trust accounts separately from its won accounts. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts.

The reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal or of a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts. No compensation was recorded for the years ended December 31, 2004 and 2003.

Foreign Currency Translation

All assets and liabilities denominated in foreign currencies are translated into Korean Won at the rates in effect at the balance sheet date (2004: (Won)1,043.8:US$1, 2003: (Won)1,197.8:US$1), and resulting translation gains and losses are recognized in the current period.

Accounting records of the overseas branches are maintained in the foreign currency prevailing in their respective countries. For the purpose of presentation in the accompanying financial statements, the financial statements of the branches have been translated into Korean Won, using exchange rates published by Seoul Money Brokerage Services, Ltd. as of the balance sheet dates.

Statement of Cash Flows

In the preparation of the statement of cash flows, the Consolidated Company has presented the net amounts of cash inflows and cash outflows for loans and deposits.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Restatement of Prior Period Financial Statements

(1) Change of accounting policy on sale of loans

During the year ended December 31, 2004, the Consolidated Company changed its accounting on its sale of loans. Previously, the sale proceed of written-off loans was recorded as an adjustment to related allowances and the gain or loss on sale of loans was recognized for non written-off loans for the difference of the book value at the date of sale and the proceeds of the sale. Currently, the sale proceed of written-off loans is not recorded as an adjustment to related allowances but is recorded as the gain or loss on sale of loans and the all gain or loss on sale of loans is calculated by comparing the sale proceeds against its book value on the year end immediately preceding the date of sale. Due to this change, loss on sale of loans increased by (Won)1,183,119 million and gain on sale of loans and allowance for loan losses decreased by (Won)142,531 million and (Won)1,325,650 million, respectively, for the year ended December 31, 2004. The financial statements as of and for the year ended December 31, 2003, presented herein for comparative purposes, were restated to reflect the above changes resulting in an increase in loss on sale of loans by (Won)2,586,725 million, a decrease in gain on sale of loans by (Won)55,216 million and a decrease in allowance for loans losses by (Won)2,641,941 million. Such restatement has no effect on the net assets and the net loss as of and for the year ended December 31, 2003.

(2) Change of accounting policy on subordinated retained interests received from securitization transactions

The Consolidated Company reclassified the subordinated retained interests received from securitization transactions from available-for-sale securities to loans. Such reclassification has no effect on prior year’s net loss and net assets. The prior year financial statements presented herein for comparative purposes were also reclassified to conform to the current year financial statement presentation.

(3) Results of Securities and Futures Commission (SFC)’s investigation and Restatement of prior periods’ financial statements

As explained in Note 37, the Consolidated Company restated its financial statements as of and for the year ended December 31, 2003 to comply with Securities and Futures Commission’s instructions.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

3. Cash and Due from Banks

Cash and due from banks as of December 31, 2004 and 2003 consist of:

(in millions of Korean won)	2004		2003
Cash on hand
Cash in won	(Won)	2,380,580	(Won)	2,945,921
Cash in foreign currencies		124,736		228,153

		2,505,316		3,174,074

Due from banks in Won
Bank of Korea
Reserve deposits in the Bank of Korea		1,685,105		2,612,248

Other banks
Time deposits		—		14,901
Passbook deposits		13,603		8,176
Certificate of deposit		262,905		94

		276,508		23,171

Other financial institutions
Deposits at Mutual Savings & Finance Co., Ltd		90,005		140,094
Time deposits at Ministry of Information and Communication		14,700		—

		104,705		140,094

Others
Futures margin accounts		5,890		6,602
Market participation margin		463		454
Due from Banking accounts		1,806		—
KOSPI futures margin accounts		27,648		10,513

		35,807		17,569

		2,102,125		2,793,082
Present value discounts [1]		(3,751)		(12,810)

	(Won)	2,098,374	(Won)	2,780,272

Due from banks in foreign currencies
Bank of Korea
Demand deposits	(Won)	43,631	(Won)	12,415

Other banks
Demand deposits		38,910		76,142
Time deposits		70,399		32,278

		109,309		108,420

Others
Other deposits		5,045		3,355

Off-shore
Demand deposits		489,542		482,115

	(Won)	647,527	(Won)	606,305

	(Won)	5,251,217	(Won)	6,560,651

1	Present value discounts are related to the (Won)90,000 million of time deposits (1% interest, scheduled in installments by the end of 2005) placed with Hansol Mutual Savings & Finance Co., Ltd. (formerly, Bukook Mutual Savings & Finance Co., Ltd.) during 1999.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

The maturities of the due from banks as of December 31, 2004 are as follows:

(in millions of Korean won)	Due from Banks in Won		Due from Banks in Foreign Currencies		Total
Due in 3 months or less	(Won)	1,765,735	(Won)	514,418	(Won)	2,280,153
Due after 3 months through 6 months		280,261		133,109		413,370
Due after 6 months through 1 year		52,100		—		52,100
Due after 1 year through 2 years		—		—		—
Due after 2 years through 3 years		4,029		—		4,029

	(Won)	2,102,125	(Won)	647,527	(Won)	2,749,652

Included in cash and due from banks as of December 31, 2004 and 2003 are the following restricted deposits:

(in millions of Korean won)	Place of Deposit	2004		2003		Restrictions
Reserve deposits	Bank of Korea	(Won)	1,685,105	(Won)	2,612,248	General Banking Act
Time deposits	Hansol Mutual Savings & Finance Co., Ltd.		90,000		140,000	Withdrawal at maturity
Due from banks in foreign currency	Bank of Korea		43,631		12,415	General Banking Act
Other deposits	JP Morgan, etc.		7,163		18,033	Futures guarantee deposits

		(Won)	1,825,899	(Won)	2,782,696

4. Securities

Securities as of December 31, 2004 and 2003 are as follows:

(in millions of Korean won)	2004		2003
Trading	(Won)	6,523,329	(Won)	7,178,248
Available-for-sale		17,373,376		15,996,456
Held-to-maturity		6,239,716		5,991,930
Investment in associates		166,794		171,050

	(Won)	30,303,215	(Won)	29,337,684

Trading, available-for-sale, and held-to-maturity securities as of December 31, 2004 and 2003 are as follows:

(in millions of Korean won)	Unrealized				Book Value
Trading	Gain		Loss		2004		2003
Equity securities	(Won)	9,446	(Won)	16,503	(Won)	206,432	(Won)	139,285
Beneficiary certificates		106		1		53,443		1,689,388
Government and municipal bonds		6,129		30		1,127,307		1,610,359
Corporate bonds		23,506		1,400		4,803,068		3,354,929
Asset-backed securities		2,277		—		233,921		384,287
Other debt securities		13		—		99,158		—

	(Won)	41,477	(Won)	17,934	(Won)	6,523,329	(Won)	7,178,248

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(in millions of Korean won)	Impairment				Capital Adjustments				Book Value
Available-for-Sale	Reversal of		Loss		Gain		Loss		2004		2003[1]
Equity securities	(Won)	—	(Won)	23,952	(Won)	282,587	(Won)	3,088	(Won)	864,905	(Won)	491,313
Investment in funds		—		3		3,203		—		7,773		41,723
Beneficiary certificates		—		—		160		14		157,277		4,375,817
Government and municipal bonds		—		—		19,372		—		2,242,856		2,323,106
Foreign government bonds		—		—		1,318		104		32,638		28,153
Corporate bonds		—		2,317		70,480		4,099		13,013,929		8,267,532
Asset-backed securities		—		65,040		72,116		—		857,770		468,669
Other debt securities		—		—		33		—		196,228		143

	(Won)	—	(Won)	91,312	(Won)	449,269	(Won)	7,305	(Won)	17,373,376	(Won)	15,996,456

(in millions of Korean Won)	Impairment				Unrealized				Book Value
Held-to-Maturity	Reversal of		Loss		Gain		Loss		2004		2003
Government and municipal bonds	(Won)	—	(Won)	—	(Won)	133,514	(Won)	18	(Won)	3,080,601	(Won)	2,490,063
Corporate bonds		—		—		78,719		39		2,959,959		3,175,544
Asset-backed securities		—		—		9,935		—		180,000		326,323
Other debt securities		—		—		—		—		19,156		—

	(Won)	—	(Won)	—	(Won)	222,168	(Won)	57	(Won)	6,239,716	(Won)	5,991,930

1	Subordinated retained interest received from securitization transaction amounting to (Won)1,193,383 million as of December 31, 2003 has been reclassified from beneficiary certificates in securities to credit card receivables in loans (Note 2).

Available-for-sale securities include structured securities related to stocks, such as convertible bonds, exchangeable bonds, bonds with stock warrants, and equity-indexed bonds amounting to (Won)17,858 million, (Won)153,525 million, (Won)762 million, and (Won)49,721 million, respectively. In addition, available-for-sale securities include structured securities related to interest rates such as dual indexed bonds, and inverse floater bonds amounting to (Won)50,140 million, and (Won)73,727 million, respectively. Moreover, available-for-sale securities include credit risk related securities, such as credit linked bonds amounting to (Won)41,544 million.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

As of December 31, 2004 and 2003, investments in associates are as follows:

(in millions of Korean Won) Domestic Associates	Owner- ship (%)	Acquisition Cost		Beginning Balance[1]		Equity Method						Book Value
						N/I		R/E		C/A		2004		2003
ING Life Co., Ltd.	20.00	(Won)	21,769	(Won)	41,845	(Won)	23,576	(Won)	—	(Won)	3,724	(Won)	69,145	(Won)	43,845
KLB Securities Co., Ltd.	36.41		10,316		—		—		—		—		—		—
Jeio Co., Ltd.	21.14		750		544		92		—		—		636		544
Jooeun Industrial Co., Ltd.	99.99		23,994		—		—		—		—		—		—
KB Luxemburg S.A.[2]	—		24,679		5,257		(1,206)		—		—		—		5,950
Kookmin Finance Asia Ltd. (HK)	100.00		7,307		249		5		—		—		254		286
Kookmin Singapore Ltd.	100.00		20,926		1,813		—		—		—		1,813		2,080
Sorak Financial Holdings	25.00		76,928		76,928		9,818		—		(4,593)		82,153		71,295
KIKO No.3 Venture Investment Partnership	80.38		—		—		149		—		—		149		341
Kookmin China Fund No.1	50.00		3,000		2,534		(178)		—		—		2,356		2,535
KTTC Kookmin Venture Fund No.1	20.00		2,000		1,330		95		—		—		1,425		1,329
Kookmin Investment Partnership No. 15	34.00		1,700		347		16		—		—		363		347
Kookmin Investment Partnership No. 16	20.00		214		—		—		—		—		—		—
KB 03-1 Venture Investment Fund	16.67		2,500		2,500		(91)		—		—		2,409		1,250
KIKO No.2 Venture Investment Partnership[3]	68.89		60		60		213		—		—		273		—
Pacific IT Investment Partnership[4]	60.00		8,400		—		—		—		—		—		—
NPC 02-4 Kookmin Venture Fund [4]	50.00		15,000		—		—		—		—		—		5,090
KB 03-1 Corporate Restructuring Fund [3]	29.00		5,800		5,800		18		—		—		5,818		—
Korea Asset Management Co. Ltd. [5]	—		30,629		—		—		—		—		—		35,788
Kookmin Investment Partnership No. 13[6]	—		1,000		—		—		—		—		—		370

		(Won)	256,972	(Won)	139,207	(Won)	32,507	(Won)	—	(Won)	(869)	(Won)	166,794	(Won)	171,050

1	The beginning balance is the prior year’s book value adjusted by dividends, changes in foreign exchange rates, and all the transactions during current year.
2	The Bank collected capitals from Kookmin Bank Luxembourg S.A. which completed liquidation process on November 30, 2004
3	The investments in funds which had been classified as available-for-sale for the prior years are reclassified as investments in associates as of January 1, 2004.
4	The investments in funds which were accounted as investments in associates had been included in the scope of consolidation as of January 1, 2004.
5	All equity securities of Korea Asset Management Co., Ltd. have been sold on June 4, 2004.
6	Kookmin Investment Partnership No. 13 completed liquidation process on October 18, 2004.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., KIKO No. 2 Venture Investment Partnership, KIKO No.3 Venture Investment Partnership, Kookmin Singapore, Ltd. and Kookmin Finance Asia, Ltd. (HK) are all in the process of liquidation. In addition, accounting under the equity method is no longer applied to investments in KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to accumulated deficits resulting to a decrease of the investment value below zero . Accordingly, the total accumulated estimated loss that has not been recognized by the Consolidated Company arising from the securities amounts to (Won)58,875 million.

The Consolidated Company applies the equity method accounting to subsidiaries based on unaudited financial statements as of December 31, 2004. In the case of Sorak Financial Holdings and ING Life Korea Co., Ltd., the Bank applies the equity method based on the most recent available unaudited financial statements that are adjusted for material changes in net assets for the period ended December 31, 2004.

The maturities of the available-for-sale (excluding equity securities and investment in funds) and held-to-maturity debt securities as of December 31, 2004 are summarized as follows:

(in millions of Korean Won)	Available-for-sale				Held-to-maturity
Maturities	Book Value		Fair Value		Book Value		Fair Value
Due in 1 year or less	(Won)	7,804,867	(Won)	7,804,867	(Won)	1,966,865	(Won)	2,001,190
Due after 1 year through 5 years		8,019,184		8,019,184		3,879,439		4,024,778
Due after 5 years through 10 years		675,422		675,422		393,412		435,859
Thereafter		1,225		1,225		—		—

	(Won)	16,500,698	(Won)	16,500,698	(Won)	6,239,716	(Won)	6,461,827

Investment securities risk concentrations as of December 31, 2004 are as follows:

(in millions of Korean won, except ratio)
By Country	Book Value		Ratio (%)
Korea	(Won)	30,079,563	99.26
Singapore		82,178	0.27
USA		50,514	0.17
Philippines		25,703	0.08
Indonesia		13,516	0.05
Others		51,741	0.17

	(Won)	30,303,215	100.00

(in millions of Korean won, except ratio)
By Type	Book Value		Ratio (%)
Fixed rate bonds	(Won)	26,154,533	86.31
Floating rate bonds		1,679,022	5.54
Subordinated bonds		981,947	3.24
Convertible bonds		30,996	0.10
Beneficiary certificates		210,721	0.70
Equity securities		1,225,338	4.04
Others		20,658	0.07

	(Won)	30,303,215	100.00

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(in millions of Korean won, except ratio)
By Issuer	Book Value		Ratio (%)
Government and government-invested
Public companies	(Won)	9,878,441	32.60
Financial institutions		18,619,812	61.44
Manufacturing industries		557,196	1.84
Others		1,247,766	4.12

	(Won)	30,303,215	100.00

Available-for-sale equity securities of which the fair value cannot be reasonably measured as of December 31, 2004 are as follows:

(in millions of Korean won)	Book Value
Arirang Restructuring Fund	(Won)	18,163
Mugunghwa Restructuring Fund		14,606
Seoul Restructuring Fund		12,540
Bad Bank Harmony		12,267
Mastercard, Inc.		7,900
Korea Asset Management Corp.		7,827
Samsung Life Insurance Co., Ltd.		7,479
Korea Highway Corp.		6,248
Continuous Linked Settlement System		6,211
Futures Market		3,000
Kyobo Investment Trust Management Co., Ltd.		2,100
Doum Co., Ltd.		1,987
Baring Communications Equity		1,957
Itswell Co., Ltd.		1,800
Innowireless Inc.		1,650
Pan Asia Paper		1,642
Korea Smart Card		1,628
BHflex Co., Ltd.		1,600
Mobilink Telecom Co., Ltd.		1,400
Korea Money Broker Corp.		1,291
Miraetelecom Co., Ltd.		1,272
Future Communications IC Inc.		1,210
Digital & Optics Co., Ltd.		1,190
IntroMobile Co., Ltd.		1,100
Mercury		1,088
Tianjin Samsung Opto Electronics		1,020
Smart Card Laboratory Inc.		1,005
Others		58,495

	(Won)	179,676

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

As of December 31, 2004, the following investment securities are pledged at various institutions:

(in millions of Korean won)

Restrictions		Restricted securities
Related Transactions	Placed with	Book Value		Pledge Value
Bonds sold under REPO agreements	Customers	(Won)	3,791,977	(Won)	3,795,600
Borrowings from the Bank of Korea	Bank of Korea		1,024,167		1,015,000
Bank of Korea settlements	Bank of Korea		170,535		170,200
Derivative transactions	Samsung Futures, others		175,447		184,000
Others	Standard Chartered Bank, others		92,409		92,048

		(Won)	5,254,535	(Won)	5,256,848

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

5. Loans

Loans as of December 31, 2004 and 2003 are summarized as follows:

(in millions of Korean Won)	2004		2003
Loans in Won
Corporate loans
Operation loans
General operation loans	(Won)	25,445,435	(Won)	28,863,025
Notes discounted		1,197,606		1,415,445
Overdraft accounts		401,369		447,992
Trading notes		740,580		809,921
Other operation loans		3,862,853		3,793,594

		31,647,843		35,329,977

Facility loans
General facility loans		5,139,091		5,413,333
Other facility loans		1,148,430		1,218,369

		6,287,521		6,631,702

		37,935,364		41,961,679

Consumer loans
General consumer loans		41,959,116		41,952,638
Consumer housing loans		41,234,213		38,199,384
Remunerations on mutual installment savings		300,032		297,868
Other consumer loans		532,615		635,217

		84,025,976		81,085,107

Public loans
Public operation loans		673,456		526,227
Public facility loans		40,383		42,473

		713,839		568,700

Trust accounts
Loans on real estate collateral		211,490		134,984

Insurance accounts
Policy loans		8,552		—

Other loans
Property formation loans		9,719		62,963
Inter-bank loans		6,114		12,815
Others		2,938		3,963

		18,771		79,741

	(Won)	122,913,992	(Won)	123,830,211

Loans in foreign currencies
Domestic funding loans	(Won)	1,013,924	(Won)	1,212,261
Off-shore funding loans		468,560		863,062
Inter-bank loans		886,283		623,683
Domestic usance bills		1,290,566		1,200,385
Government funding loans		420		1,477

	(Won)	3,659,753	(Won)	3,900,868

Call loans
In Won	(Won)	2,910,996	(Won)	1,640,000
In foreign currencies		178,480		19,448

	(Won)	3,089,476	(Won)	1,659,448

Privately placed debentures		1,210,585		1,794,231

Other loans		8,311,105		13,873,738

Allowances for loan losses (Note 6)		(3,131,099)		(3,922,214)

Net deferred loan origination fees and costs		48,889		8,567

	(Won)	136,102,701	(Won)	141,144,849

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

As of December 31, 2004, restructured loans due to workout plans or other similar restructuring programs are as follows:

(in millions of Korean won)	Workout		Court Receivership		Court Mediation		Others		Total
Period (in years)		1~9		6~10		4~10		4~7

Adjusted interest rate (%)		5.96~22.22		5.93~14.80		4.90~17.00		9.50
Balances before restructuring	(Won)	120,177	(Won)	26,026	(Won)	44,565	(Won)	612,235	(Won)	803,003
Loans swapped to equity		3,700		4,090		—		494,314		502,104
Loans due for equity conversion		—		746		—		—		746

Loans to be restructured		116,477		21,190		44,565		117,921		300,153
Balances after restructuring		109,916		15,064		41,338		111,698		278,016

Allowances for loan losses (present value discounts)	(Won)	6,561	(Won)	6,126	(Won)	3,227	(Won)	6,223	(Won)	22,137

The loans, or portions thereof, that are approved for debt restructuring by issuance or grant of equity are separately classified as loans due for equity conversion as of the agreement date. The loans due for equity conversion are stated at the lower of nominal amount or the fair value of the to-be-converted equity. The difference between the nominal amount and the fair value of the equity is adjusted in the related allowance for loan losses.

The movements in allowance for loan losses (present value discounts) related restructured loans and deferred loan origination fees and costs for the year ended December 31, 2004 are as follows :

(in millions of Korean won)	Beginning Balance		Increase		Decrease		Ending Balance
Allowance for loan losses (present value discounts)	(Won)	22,826	(Won)	12,283	(Won)	12,972	(Won)	22,137
Deferred loan origination fees and costs		8,567		44,766		4,444		48,889

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

The maturities of loans as of December 31, 2004 are as follows:

(in millions of Korean won)	Loans in Won		Loans in Foreign Currencies		Bills Bought		Credit Card		Call Loans		Privately – placed Debentures		Others		Total
Due in 3 months or less	(Won)	19,134,705	(Won)	856,807	(Won)	505,424	(Won)	5,329,240	(Won)	3,089,476	(Won)	38,168	(Won)	33,653	(Won)	28,987,473
Due after 3 months through 6 months		17,463,859		880,489		82,255		623,768		—		110,900		746		19,162,017
Due after 6 months through 1 year		35,049,320		906,722		8,839		835,722		—		625,600		—		37,426,203
Due after 1 year through 2 years		19,982,218		161,027		5,396		386,655		—		238,866		—		20,774,162
Due after 2 years through 3 years		11,907,539		190,521		—		386,614		—		95,450		—		12,580,124
Due after 3 years through 4 years		2,640,890		85,984		—		63,633		—		250		—		2,790,757
Due after 4 years through 5 years		3,963,377		67,973		—		18,358		—		—		30,802		4,080,510

Thereafter		12,772,084		510,230		—		—		—		101,351		—		13,383,665

	(Won)	122,913,992	(Won)	3,659,753	(Won)	601,914	(Won)	7,643,990	(Won)	3,089,476	(Won)	1,210,585	(Won)	65,201	(Won)	139,184,911

Loan risk concentrations by country as of December 31, 2004 are as follows:

(in millions of Korean won)	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage (%)
Korea	(Won)	122,913,992	(Won)	2,245,059	(Won)	12,393,457	(Won)	137,552,508	98.82%
Southeast Asia		—		700,600		186,753		887,353	0.64%
Russia		—		53,452		45		53,497	0.04%
China		—		236,554		14,301		250,855	0.18%
Japan		—		278,971		—		278,971	0.20%
Others		—		145,117		16,610		161,727	0.12%

	(Won)	122,913,992	(Won)	3,659,753	(Won)	12,611,166	(Won)	139,184,911	100.00%

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Loan risk concentrations by industry as of December 31, 2004 are as follows:

(in millions of Korean won)	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage (%)
Corporate loans
Financial institutions	(Won)	655,472	(Won)	935,433	(Won)	4,185,193	(Won)	5,776,098	4.15%
Manufacturing companies		12,320,461		1,159,040		1,725,419		15,204,920	10.93%
Service companies		21,240,786		1,423,752		487,968		23,152,506	16.64%
Others		4,121,949		72,081		98,206		4,292,236	3.08%

		38,338,668		3,590,306		6,496,786		48,425,760	34.80%

Household loans		84,250,246		69,447		6,114,380		90,434,073	64.97%

Public and other loans		325,078		—		—		325,078	0.23%

	(Won)	122,913,992	(Won)	3,659,753	(Won)	12,611,166	(Won)	139,184,911	100.00%

On March 30, 2004, the Consolidated Company recognized loss on sale of loans of (Won)186,666 million for loans sold to KB Star Card 3rd Securitization Specialty Company, Ltd. that amounts to (Won)1,032,297 million. On June 17, 2004, the Consolidated Company recognized gain on sale of loans of (Won)21,516 million for loans sold to KB 2nd Securitization Specialty Company, Ltd. that amounts to (Won)607,000 million. On June 30, 2004, the Consolidated Company recognized loss on sale of loans of (Won)324,445 million for loans sold to Jinheung Savings Bank, Solomon Mutual Saving Bank and Solomon AMC that amounts to (Won)1,074,110 million. On September 30, 2004, the Consolidated Company recognized loss on sale of loans of (Won)353,333 million for loans sold to Hyundai Swiss Savings Bank, Solomon Mutual Saving Bank and Solomon AMC that amounts to (Won)430,240 million. On December 7, 2004, the Consolidated Company recognized loss on sale of loans of (Won)12,866 million and gain on sale of loans of (Won) 586 million for loans sold to Solomon Mutual Saving Bank that amounts to (Won)640,807 million. On December 17, 2004, the Consolidated Company recognized gain on sale of loans of (Won)7 million and loss on sale of loans of (Won)64,807 million for loans sold to KB 3rd Securitization Specialty Company, Ltd. that amounts to (Won)532,628 million. On December 31, 2004, the Consolidated Company recognized loss on sale of loans of (Won)256,249 million for loans sold to Jinheung Savings Bank, that amounts to (Won)317,234 million.

As of December 31, 2004, the credit card accounts amounting to (Won)713,792 million (before allowance) are provided as collateral for asset-backed securities transactions.

6. Allowances for Loan Losses

As of December 31, 2004 and 2003, allowances for loan losses are as follows:

(in millions of Korean won)	2004		2003
Loans in Won	(Won)	2,631,203	(Won)	2,297,152
Loans in foreign currencies		56,273		74,339
Bills bought in Won and foreign currencies		8,480		16,941
Payments on guarantees		26,301		20,193
Factoring receivable		1,695		17,603
Credit card accounts		392,722		1,407,128
Privately placed debentures		13,679		88,858
Loans due for equity conversion		746		—

Total allowance for loan losses		3,131,099		3,922,214

Others [1]		226,705		141,633

Total allowance	(Won)	3,357,804	(Won)	4,063,847

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

1 Other allowances as of December 31, 2004 and 2003 include:

(in millions of Korean won)	2004		2003
Suspense receivables as credit	(Won)	39,231	(Won)	17,376
Kookmin Card’s other loans		274		3,749
Derivative instruments		3,209		1,654
Suspense receivables [2]		15,495		7,249
Uncollected leasehold deposits		9,326		8,898
Other receivables		2,543		837
Account receivables		30		23
Trust account loans		156,597		101,847

Total	(Won)	226,705	(Won)	141,633

2	Suspense receivables includes allowances for frauds by directors and employees which 73 cases took place as of December 31, 2004 amounting to (Won)12,455 million which the Bank provides allowances for the whole amount.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

As of December 31, 2004, allowances for loan losses by credit risk classification are as follows:

(in millions of Korean won)	Normal		Pre-cautionary		Substandard		Doubtful		Estimated Loss		Total
Loans in won
Balance	(Won)	114,616,259	(Won)	5,224,961	(Won)	1,716,220	(Won)	1,021,191	(Won)	335,361	(Won)	122,913,992
Allowances		781,412		476,678		358,603		679,149		335,361		2,631,203

Ratio (%)		0.68		9.12		20.89		66.51		100.00		2.14

Loans in foreign currencies
Balance		3,443,447		158,672		25,017		30,724		1,893		3,659,753
Allowances		13,776		13,316		8,428		18,860		1,893		56,273

Ratio (%)		0.40		8.39		33.69		61.39		100.00		1.54

Bills bought
Balance		585,960		9,569		650		2,698		3,037		601,914
Allowances		2,930		393		130		1,990		3,037		8,480

Ratio (%)		0.50		4.11		20.00		73.76		100.00		1.41

Payments on guarantees
Balance		964		2,978		883		6,669		20,626		32,120
Allowances		5		621		176		4,873		20,626		26,301

Ratio (%)		0.52		20.85		19.93		73.07		100.00		81.88

Credit card accounts
Balance		6,609,976		686,457		539		298,093		48,925		7,643,990
Allowances		66,100		82,375		108		195,214		48,925		392,722

Ratio (%)		1.00		12.00		20.04		65.49		100.00		5.14

Call loans
Balance		3,089,476		—		—		—		—		3,089,476
Allowances		—		—		—		—		—		—

Ratio (%)		—		—		—		—		—		—

Privately placed debentures
Balance		1,200,227		826		3,076		4,086		2,370		1,210,585
Allowances		5,979		189		1,159		3,982		2,370		13,679

Ratio (%)		0.50		22.88		37.68		97.45		100.00		1.13

Factoring receivables
Balance		30,802		—		516		992		25		32,335
Allowances		585		—		103		982		25		1,695

Ratio (%)		1.90		—		19.96		98.99		100.00		5.24

Loans due for equity conversion
Balance		—		—		—		746		—		746
Allowances		—		—		—		746		—		746

Ratio (%)		—		—		—		100.00		—		100.00

Total
Balance	(Won)	129,577,111	(Won)	6,083,463	(Won)	1,746,901	(Won)	1,365,199	(Won)	412,237	(Won)	139,184,911
Allowances		870,787		573,572		368,707		905,796		412,237		3,131,099

Ratio (%)		0.67		9.43		21.11		66.35		100.00		2.25

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

For the years ended December 31, 2004 and 2003, the movements in allowances for loan losses are as follows:

(in millions of Korean won)	2004		2003
Beginning balance (including other allowances)	(Won)	4,063,847	(Won)	3,446,907
Provision for loan losses[1]		3,165,287		2,033,526
Increase due to merger with Kookmin Credit Card Co., Ltd.		—		1,388,854
Reclassification of ABS 2nd beneficiary certificate		—		159,635
Reclassification from other allowances [2]		289,919		27,291
Collection of written-off loans		290,283		845,118
Repurchase of loans sold		40,571		426,207
Sale of loans		(685,268)		(868,124)
Write-off of loans		(5,293,976)		(6,371,323)
Reversal of write-off due to loan sale of loans		1,878,832		3,348,122
Conversion of loans into equity securities		(327,816)		(43,996)
Exemption of loans		(32,847)		(272,576)
Changes in exchange rates and others		(31,028)		(55,120)
Change in scope of consolidation		—		(674)

Ending balance (including other allowances)	(Won)	3,357,804	(Won)	4,063,847

1	Includes other allowances for other asset amounting to (Won)100,759 million as of December 31, 2004 ((Won)4,830 million: December 31, 2003)
2	Other allowances for loans receivable from LG Card Company, Ltd., credit lines to Kookmin Credit Card 16th ABS Specialty Company, Ltd. and commercial papers from Jooeun 2nd ABS Specialty Company, Ltd. amounting to (Won)221,377 million, (Won)68,505 million and (Won)37 million, respectively, that had been recorded as of December 31, 2003 were transferred to allowances for loan losses..

As of December 31, 2004, 2003 and 2002, the ratios of allowances for loan losses to loans are as follows:

	2004		2003		2002
Loans	(Won)	139,184,911	(Won)	145,058,496	(Won)	138,485,982
Allowances for loan losses[1]		3,131,099		3,922,214		3,319,747

Ratio (%)		2.25		2.70		2.40

1	The above amounts of allowances for loan losses include present value discounts.

7. Fixed Assets

Fixed assets as of December 31, 2004 and 2003 are as follows:

(in millions of Korean won)	2004		2003
Tangible assets	(Won)	2,165,541	(Won)	2,472,816
Intangible assets		471,338		551,356
Foreclosed and other properties		239		776

	(Won)	2,637,118	(Won)	3,024,948

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Movements in tangible assets for the year ended December 31, 2004 are as follows:

(in millions of Korean won)	Land		Buildings and structures		Leasehold improvements		Equipment and vehicles		Construction - in-progress		Total
Acquisition cost
Beginning balances	(Won)	1,105,916	(Won)	963,386	(Won)	157,963	(Won)	1,461,326	(Won)	12,324	(Won)	3,700,915
Acquisition		—		21		37		132,852		86,080		218,990
Transfer		—		69,637		27,526		—		(97,163)		—
Disposal		(106,848)		(117,985)		(10,335)		(77,541)		—		(312,709)

Ending balances		999,068		915,059		175,191		1,516,637		1,241		3,607,196

Accumulated depreciation
Beginning balances		—		142,108		91,390		972,373		—		1,205,871
Depreciation expense		—		20,919		41,268		272,378		—		334,565
Disposal		—		(22,905)		(8,086)		(70,086)		—		(101,077)

Ending balances		—		140,122		124,572		1,174,665		—		1,439,359

Impairment		1,306		990		—		—		—		2,296

Book Value	(Won)	997,762	(Won)	773,947	(Won)	50,619	(Won)	341,972	(Won)	1,241	(Won)	2,165,541

Movements in tangible assets for the year ended December 31, 2003 are as follows:

(in millions of Won)	Land		Buildings and structures		Leasehold improvement		Equipment and vehicle		Construction in-progress		Total
Acquisition cost
Beginning balances	(Won)	1,231,177	(Won)	919,541	(Won)	110,986	(Won)	1,293,812	(Won)	1,195	(Won)	3,556,711
Acquisition		3,432		9,218		8,026		229,580		97,112		347,368
Transfer		—		37,466		48,517		—		(85,983)		—
Change in scope of consolidation		—		—		—		(448)		—		(448)
Disposal		(128,693)		(2,839)		(9,566)		(61,618)		—		(202,716)

Ending balances		1,105,916		963,386		157,963		1,461,326		12,324		3,700,915

Accumulated depreciation
Beginning balances		—		120,353		52,629		659,366		—		832,348
Depreciation expense		—		21,603		41,354		373,592		—		436,549
Change in scope of consolidation		—		—		—		(388)		—		(388)
Disposal		—		152		(2,593)		(60,197)		—		(62,638)

Ending balances		—		142,108		91,390		972,373		—		1,205,871

Impairment		12,673		9,555		—		—		—		22,228

Book Value	(Won)	1,093,243	(Won)	811,723	(Won)	66,573	(Won)	488,953	(Won)	12,324	(Won)	2,472,816

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Tangible assets covered by insurance policies as of December 31, 2004 are as follows:

(in millions of Korean won)	Amount Insured		Insurance Company	Type of Insurance
Buildings and structures	(Won)	620,234	Samsung Fire & Marine Insurance Co., Ltd, etc.	General property insurance
Leasehold improvements		42,516	Samsung Fire & Marine Insurance Co., Ltd, etc.	General property insurance
Equipment and vehicles		168,645	Samsung Fire & Marine Insurance Co., Ltd, etc.	General property insurance
Construction-in-progress		994	Samsung Fire & Marine Insurance Co., Ltd	General property insurance

	(Won)	832,389

Movements in intangible assets for the year ended December 31, 2004 are as follows:

(in millions of Korean won)	Goodwill		Negative Goodwill		Development Costs		Rights to Income on Donated Asset		Store Possessory Right		Trademarks		Others		Total
Beginning balances	(Won)	535,360	(Won)	(231)	(Won)	13,266	(Won)	102	(Won)	139	(Won)	150	(Won)	2,570	(Won)	551,356
Acquisition		20,357				336		—		—		49		2,790		23,532
Amortization		98,702		(69)		3,572		8		21		54		1,262		103,550

Ending balances	(Won)	457,015	(Won)	(162)	(Won)	10,030	(Won)	94	(Won)	118	(Won)	145	(Won)	4,098	(Won)	471,338

Movements in intangible assets for the year ended December 31, 2003 are as follows:

(in millions of Korean won)	Goodwill		Negative Goodwill		Development Costs		Rights to Income on Donated Asset		Store Possessory Right		Trademarks		Others		Total
Beginning balances	(Won)	613,705	(Won)	(300)	(Won)	16,301	(Won)	110	(Won)	161	(Won)	11	(Won)	2,127	(Won)	632,115
Acquisition		—		—		587		—		—		158		1,303		2,048
Amortization		78,345		(69)		3,622		8		22		19		860		82,807

Ending balances	(Won)	535,360	(Won)	(231)	(Won)	13,266	(Won)	102	(Won)	139	(Won)	150	(Won)	2,570	(Won)	551,356

The Bank recorded (Won)115,407 million and (Won)113,217 million of current development costs under general and administrative expenses for the years ended December 31, 2004 and 2003, respectively.

The total government-posted prices of land, used for tax imposition and compensation for confiscation, as of December 31, 2004 and 2003 are as follows:

(in millions of Won)	2004				2003
	Book Value		Appraisal Value		Book Value		Appraisal Value
Lands included in tangible assets	(Won)	997,762	(Won)	904,659	(Won)	1,093,243	(Won)	986,383
Lands included in foreclosed assets		287		239		1,315		591

	(Won)	998,049	(Won)	904,898	(Won)	1,094,558	(Won)	986,974

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

8. Other Assets

Other assets as of December 31, 2004 and 2003 are as follows:

(in millions of Korean won)	2004		2003
Guarantee deposits paid	(Won)	1,300,643	(Won)	1,345,715
Accounts receivable		2,359,806		1,717,666
Accrued income		994,029		1,051,818
Payments in advance		97,487		92,661
Prepaid expenses		220,380		313,383
Deferred tax assets (Note 26)		457,055		627,248
Derivative assets (Note 15)		2,392,086		752,523
Unsettled domestic exchange assets		520,612		612,592
Loans to Trust Accounts		319,003		335,384
Others		46,637		47,301
Allowances for other assets		(226,705)		(141,633)

	(Won)	8,481,033	(Won)	6,754,658

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

9. Deposits

Deposits as of December 31, 2004 and 2003 are as follows:

(in millions of Korean won)	Annual Interest (%) December 31, 2004	2004		2003

Deposits in Won

Demand deposits
Checking deposits	—	(Won)	110,945	(Won)	125,533
Household checking deposits	0.10		417,443		476,132
Passbook deposits	0.10		10,763,563		10,000,895
Temporary deposits	—		2,858,688		3,292,770
Public fund deposits	0.10		157,840		190,593
Trust deposits	2.00		11,357		10,180
Others	0.10		26,141		24,218

			14,345,977		14,120,321

Time deposits and savings deposits
Time deposits	2.20~3.60		62,785,398		62,174,532
Installment savings deposits	2.95~3.50		1,249,939		1,306,793
Property formation savings	8.50		1,516		1,870
Time and savings deposits of non residents in Won	2.20~3.60		263,671		338,971
General savings deposits	0.10~2.70		19,120,739		21,644,066
Corporate savings deposits	0.10~2.60		7,338,760		7,790,498
Long-term savings deposits for workers	11.50~12.00		39,104		69,031
Long-term housing savings deposits	4.10		1,663,366		983,684
Long-term savings for households	11.00		20,108		494,606
Workers’ preferential savings deposits	5.35		2,171,785		2,728,236
Workers’ savings for housing	8.50~11.50		49		81
Mutual installment deposits	2.65~3.50		6,304,494		7,054,752
Mutual installment for housing	2.20~3.40		5,295,274		5,423,853
Trust Accounts	0.00~7.80		3,108,612		3,190,062

			109,362,815		113,201,035

Total deposits in Won			123,708,792		127,321,356

Deposits in foreign currencies
Demand deposits
Checking deposits	0.00~0.82		37,137		40,778
Passbook deposits	0.09		663,261		787,798
Notice deposits	0.00~0.16		276		410
Temporary deposits	—		1,315		1,048

			701,989		830,034

Time deposits and savings deposits
Time deposits	0.55~2.75		812,021		719,338
Installment savings deposits	—		—		758
Others	0.00~4.45		2,122		2,542

			814,143		722,638

Total deposits in foreign currencies			1,516,132		1,552,672

Certificates of deposit	3.00~3.15		4,908,949		6,499,258

		(Won)	130,133,873	(Won)	135,373,286

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

The maturities of deposits as of December 31, 2004 are as follows:

(in millions of Korean won)	Deposits in Won		Deposits in Foreign Currencies		Certificates of Deposit		Total
Due in 3 months or less	(Won)	67,106,894	(Won)	1,320,758	(Won)	2,817,530	(Won)	71,245,182
Due after 3 months through 6 months		11,872,165		103,609		1,799,846		13,775,620
Due after 6 months through 1 year		31,339,549		84,510		291,462		31,715,521
Due after 1 year through 2 years		5,777,657		5,223		111		5,782,991
Due after 2 years through 3 years		3,358,491		2,032		—		3,360,523
Due after 3 years through 4 years		315,286		—		—		315,286
Due after 4 years through 5 years		250,919		—		—		250,919
Thereafter		3,687,831		—		—		3,687,831

	(Won)	123,708,792	(Won)	1,516,132	(Won)	4,908,949	(Won)	130,133,873

10. Borrowings

Borrowings as of December 31, 2004 and 2003 are as follows:

(in millions of Korean won)	Annual Interest (%) December 31, 2004	2004		2003
Borrowings in Won
Borrowings from the Bank of Korea	2.00	(Won)	920,144	(Won)	992,433
Borrowings from the Korean government	0.00~8.00		701,680		932,804
Borrowings from banking institutions	2.79~6.00		158,245		263,822
Borrowings from National Housing Fund	8.00		104,784		110,351
Borrowings from other financial institutions	1.84~4.00		5,227		5,688
Other borrowings	1.25~7.00		1,161,969		1,176,156

			3,052,049		3,481,254

Borrowings in foreign currencies
Due to banks	—		27,463		180,493
Borrowings from domestic banks	0.05~5.06		1,280,145		2,360,652
Borrowings from other financial institutions	1.50		13,882		19,486
Borrowings from foreign banks	—		843,358		507,377

			2,164,848		3,068,008

Bonds sold under repurchase agreements
In won	2.50~3.25		3,443,344		3,613,505
In foreign currencies	—		—		9,651

			3,443,344		3,623,156

Bills sold	2.90~3.15		41,988		44,239

Due to the Bank of Korea in foreign currencies	1.86~2.69		2,007		12,608

Call money
In won	2.75~3.15		638,500		55,800
In foreign currencies	0.27~6.85		13,685		169,744
Inter-bank borrowings			3,174		296,011

			655,359		521,555

		(Won)	9,359,595	(Won)	10,750,820

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

The maturities of borrowings as of December 31, 2004 are as follows:

(in millions of Korean won)	Borrowings in Won		Borrowings in Foreign Currencies		Others		Total
Due in 3 months or less	(Won)	989,047	(Won)	866,330	(Won)	2,683,004	(Won)	4,538,381
Due after 3 months through 6 months		77,093		407,397		820,145		1,304,635
Due after 6 months through 1 year		171,184		460,076		620,260		1,251,520
Due after 1 year through 2 years		348,575		355,947		19,289		723,811
Due after 2 years through 3 years		355,794		3,344		—		359,138
Due after 3 years through 4 years		318,472		69,287		—		387,759
Due after 4 years through 5 years		260,891		1,733		—		262,624
Thereafter		530,993		734		—		531,727

	(Won)	3,052,049	(Won)	2,164,848	(Won)	4,142,698	(Won)	9,359,595

11. Debentures

Debentures as of December 31, 2004 and 2003 include:

(in millions of Korean won)	Annual Interest (%) December 31, 2004	2004		2003
In Won
Hybrid debentures[1]	6.0~7.00	(Won)	903,668	(Won)	903,668
Structured debentures	4.29		80,000		—
Subordinated fixed rate debentures	4.19~15.66		6,020,845		4,896,072
KCC[2] subordinated fixed rate debentures	7.10~8.00		205,000		205,000
KCC[2] fixed rate debentures	5.43~7.80		930,000		2,884,995
KCC[2] floating rate debentures	0.00~8.64		610,000		870,000
Fixed rates debentures	3.28~8.71		12,536,566		8,609,663

			21,286,079		18,369,398
Discounts on debentures			(120,271)		(83,443)

			21,165,808		18,285,955

In foreign currencies
Floating rates debentures	0.92~3.19		110,810		196,211
Fixed rates debentures	2.37~4.63		525,485		613,549
KCC2 floating rate debentures	3.46		60,227		78,695

			696,522		888,455
Premiums on debentures			6,336		9,639
Discounts on debentures			(846)		(1,473)

			702,012		896,621

		(Won)	21,867,820	(Won)	19,182,576

1	The hybrid debentures are perpetual type debts in which the Bank retains the early redemption option after 5 years from issuance date and the term extending option on maturity date. Hybrid debentures are superior to common stock but subordinate to other subordinated debentures.
2	Kookmin Credit Card Co., Ltd.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

As of December 31, 2004, subordinated debentures and hybrid debentures consist of the following:

(in millions of Korean won)
Type	Issue Date	Amount		Annual Interest (%)	Maturity
Subordinated fixed rate debentures	98.01.27 - 98.11.15	(Won)	133,477	14.67 ~ 15.66	03.01.27~ 09.11.15
	2000.03.27		200,000	9.65	2005.03.27
	2000.06.28		253,975	9.04 ~ 9.10	2006.01.28
	2000.09.27		300,000	8.99	2006.01.27
	2000.09.28		150,000	8.79 ~ 8.85	2006.01.28
	2000.11.20		66	9.57	2010.01.28
	2000.11.21		33	9.57	2010.01.28
	2000.11.28		100,000	8.65 ~ 8.71	2006.02.28
	2000.11.28		150,721	9.57 ~ 9.65	2010.11.28
	2000.11.28		11,330	9.65	2010.12.28
	2000.12.27		200,000	8.71	2006.01.27
	2001.05.28		200,000	7.60 ~ 7.65	2007.02.28
	2001.06.27		160,000	7.68	2008.03.27
	2001.06.27		217,529	7.86	2009.03.27
	2001.08.28		100,000	6.69 ~ 6.73	2007.08.28
	2001.09.28		150,000	6.69 ~ 6.73	2008.03.28
	2002.03.27		241,684	7.06 ~ 7.10	2008.01.27
	2002.07.15		415	7.00	2008.01.27
	2002.07.27		302,399	6.96 ~ 7.00	2008.01.27
	2002.09.27		257,363	6.27 ~ 6.30	2008.03.27
	2002.09.27		150,000	6.51 ~ 6.55	2010.03.27
	2002.09.27		92,637	6.66 ~ 6.70	2013.03.27
	2002.11.14		611	6.30	2010.05.27
	2002.11.27		400,673	6.07 ~ 6.10	2008.05.27
	2002.11.27		57,846	6.27 ~ 6.30	2010.05.27
	2002.11.27		100,256	6.51 ~ 6.55	2013.05.27
	2002.12.18		341	8.00	2008.01.18
	2002.12.18		110,000	8.00	2008.01.18
	2002.12.27		10,000	6.20	2008.06.27
	2002.12.27		90,000	6.40	2010.06.27
	2002.12.27		50,302	6.65	2013.06.27
	2002.12.27		30,370	6.55	2014.12.27
	2003.01.21		184	7.65	2008.02.21
	2003.01.21		50,000	7.65	2008.02.21
	2003.03.10		45,000	7.10	2008.04.10
	2003.03.10		182	7.10	2008.04.10
	2003.10.09		519	5.20	2009.10.27
	2003.10.09		77	5.35	2011.01.27
	2003.10.15		39	5.35	2011.01.27
	2003.10.27		356,561	5.18 ~ 5.20	2009.01.27
	2003.10.27		88,769	5.33 ~ 5.35	2011.01.27
	2003.10.27		3,721	5.58 ~ 5.60	2014.01.27

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(in millions of Korean won)

Type	Issue Date	Amount		Annual Interest (%)	Maturity
Subordinated fixed rate debentures	2004.02.10		174	5.68	2009.08.27
	2004.02.12		85	5.87	2011.08.27
	2004.02.13		174	5.68	2009.08.27
	2004.02.17		548	5.68	2009.08.27
	2004.02.27		636,798	5.65 ~ 5.68	2009.08.27
	2004.02.27		22,895	5.84 ~ 5.87	2011.08.27
	2004.02.27		40,307	6.13 ~ 6.16	2014.08.27
	2004.09.30		57,784	5.12	2018.12.30
	2004.12.27		700,000	4.19 ~ 4.20	2010.06.27

			6,225,845

Hybrid debentures	2003.06.27		105,145	6.00	2033.06.27
	2003.08.27		533,355	7.00	2033.08.27
	2003.10.27		265,168	6.80	2033.10.27

			903,668

		(Won)	7,129,513

The maturities of debentures as of December 31, 2004 are as follows:

(in millions of Korean won)	In Won		In Foreign Currencies		Total
Due in 3 months or less	(Won)	1,849,407	(Won)	16,108	(Won)	1,865,515
Due after 3 months through 6 months		4,074,904		—		4,074,904
Due after 6 months through 1 year		3,264,691		60,227		3,324,918
Due after 1 year through 2 years		5,670,861		—		5,670,861
Due after 2 years through 3 years		420,192		587,230		1,007,422
Due after 3 years through 4 years		2,022,335		32,957		2,055,292
Due after 4 years through 5 years		1,352,172		—		1,352,172
Thereafter		2,631,517		—		2,631,517

	(Won)	21,286,079	(Won)	696,522	(Won)	21,982,601

12. Accrued Retirement Benefits

The movements in accrued retirement benefits for the year ended December 31, 2004 are as follows:

(in millions of Korean won)	Beginning Balance		Amounts Provided		Amounts Paid Out		Ending Balance
Accrued retirement benefits	(Won)	73,154	(Won)	81,881	(Won)	25,814	(Won)	129,221
Contributed retirement benefits		167,690		45,795		15,698		197,787

Total accrued retirement benefits		240,844		127,676		41,512		327,008
Contribution to the National Pension Fund		(83)				—		(83)

Contribution to pension funds		(167,690)		(45,795)		(15,698)		(197,787)

	(Won)	73,071	(Won)	81,881	(Won)	25,814	(Won)	129,138

As of December 31, 2004, approximately 60.48% of total accrued retirement benefits is contributed to pension funds, over which the Bank’s employees hold the right of payment and is placed at five insurance companies, including Korea Life Insurance Co., Ltd. The total retirement benefits paid for the year ended December 31, 2004 amount to (Won)91,528 million, including the additional early retirement benefits paid in February 2004 of (Won)50,029 million.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

13. Other Liabilities

Other liabilities as of December 31, 2004 and 2003 consist of:

(in millions of Korean won)	2004		2003
Accrued retirement benefits (Note 12)	(Won)	129,138	(Won)	73,071
Allowance for losses on guarantees and acceptances (Note 14)		1,150		1,074
Due to trust accounts		677,334		3,508,144
Accounts payable		2,758,891		1,908,765
Accrued expenses		4,354,998		4,479,084
Advances from customers		194,437		110,935
Unearned income		102,719		135,880
Withholding taxes		7,519		123,570
Guarantee deposits received		98,917		110,884
Deferred income tax liabilities		303		68
Derivative liabilities (Note 15)		2,219,630		688,045
Accounts for agency business		234,890		365,907
Unsettled domestic exchange liabilities		258,020		400,445
Liabilities incurred by agency relationship		280,569		315,241
Insurance reserve		126,995		—
Other allowances[1]		613,631		849,327
Others		167,555		134,632

	(Won)	12,226,696	(Won)	13,205,072

[1]	Other allowances as of December 31, 2004 include:

(in millions of Korean won)
Allowances for	Amounts		Remarks
LG Card	(Won)	23,812	Allowances for Contingency on LG Card
KP chemical loans sold		4,029	Allowances for KP chemical loans sold
Dormant accounts		14,976	Allowances for dormant accounts written off
Cash advance service		45,234	Allowances for unused cash advance credit lines
Mileage rewards		80,676	Allowances for mileage on credit cards and currency exchange rates
Claimed assets		3	Allowances for credit card claimed assets
Credit commitments to SPC		438,343	Allowances for the credit line commitment to SPC (Note 16)
Loss on branch closure		237	Allowances for closure of the Buenos Aires branch
KAMCO loans sold		217	Allowances for loans under repurchase agreements to KAMCO (Note 16)
Master Card share agreement		3,135	Allowances for the share settlement provision for Master Card shares
Allowances for tax deficiencies		458	Allowances for tax deficiencies (Note 16)
Reparation for damages		1,754	Allowances for credit collection and research for lease
Trust risk		670	Allowances for operation related with trust in real estate
Others		87

	(Won)	613,631

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

14. Guarantees and Acceptances

Guarantees and acceptances as of December 31, 2004 and 2003 are summarized as follows:

(in millions of Korean won)	2004		2003
Guarantees and acceptances outstanding in
Won
Guarantees on debentures	(Won)	472	(Won)	541
Guarantees on loan collateral		30,852		44,932
Others		260,497		235,843

		291,821		281,316

Foreign Currencies
Acceptances on letters of credit		101,222		134,888
Acceptances for letters of guarantee for importers		62,844		88,743
Guarantees for performance of contracts		32,039		16,689
Guarantees for bids		2,606		1,067
Guarantees for borrowings		26,728		37,843
Guarantees for repayment of advances		23,213		10,004
Others		435,439		240,613

		684,091		529,847

		975,912		811,163

Contingent guarantees and acceptances
Letters of credit		1,017,379		1,209,556

Others		295,360		81,290

		1,312,739		1,290,846

	(Won)	2,288,651	(Won)	2,102,009

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

As of December 31, 2004, the allowances for losses on guarantees and acceptances outstanding according to credit risk classifications are as follows:

(in millions of Korean won)

Guarantees and Acceptances Outstanding	Normal		Precautionary		Sub-standard		Doubtful		Estimated loss		Total
In Won
Balance	(Won)	280,910	(Won)	8,614	(Won)	2,042	(Won)	225	(Won)	30	(Won)	291,821
Allowance		—		—		408		113		30		551

Ratio (%)		—		—		20.00		50.00		100.00		0.19

Foreign Currencies
Balance		672,608		10,312		1,024		142		5		684,091
Allowance		—		—		496		98		5		599

Ratio (%)		—		—		48.44		69.25		100.00		0.09

Total
Balance	(Won)	953,518	(Won)	18,926	(Won)	3,066	(Won)	367	(Won)	35	(Won)	975,912
Allowance		—		—		904		211		35		1,150

Ratio (%)		—		—		29.50		57.49		100.00		0.12

For the years ended December 31, 2004 and 2003, the changes in allowances for losses on guarantees and acceptances outstanding are as follows:

(in millions of Korean won)	2004		2003
Beginning balance	(Won)	1,074	(Won)	2,287
Loss from (reversal of) guarantees and acceptances		206		(1,209)
Changes in foreign exchange rates		(130)		(4)

Ending balance	(Won)	1,150	(Won)	1,074

The allowance ratios for guarantees and acceptances outstanding as of December 31, 2004, 2003 and 2002 are as follows

(in millions of Korean won)	2004		2003		2002
Guarantees and acceptances outstanding	(Won)	975,912	(Won)	811,163	(Won)	1,048,237
Allowance		1,150		1,074		2,304

Ratio (%)		0.12		0.13		0.22

The guarantees and acceptances risk concentration by country as of December 31, 2004 are as follows:

	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
(in millions of Korean won)	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Korea	(Won)	934,036	95.71	(Won)	1,311,073	99.88	(Won)	2,245,109	98.10
USA		41,752	4.28		701	0.05		42,453	1.85
Others		124	0.01		965	0.07		1,089	0.05

	(Won)	975,912	100.00	(Won)	1,312,739	100.00	(Won)	2,288,651	100.00

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

The guarantees and acceptances risk concentration by industry as of December 31, 2004 are as follows:

	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
(in millions of Korean won)	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Manufacturing	(Won)	373,262	38.25	(Won)	862,648	65.71	(Won)	1,235,910	54.00
Service		265,781	27.23		347,148	26.44		612,929	26.78
Finance		242,520	24.85		911	0.07		243,431	10.64
Others		94,349	9.67		102,032	7.78		196,381	8.58

	(Won)	975,912	100.00	(Won)	1,312,739	100.00	(Won)	2,288,651	100.00

15. Derivatives

The Consolidated Company’s derivative instruments are divided into hedge derivatives and trading derivatives, based on the nature of the transaction. The Consolidated Company enters into hedge transactions mainly for purposes of hedging fair value risks related to its assets and liabilities.

Trading derivatives include future contracts, forward contracts, swaps, and options entered into by the Consolidated Company to meet the financing needs of its customers and to gain profit from arbitrage transactions between customers and other Consolidated Companies.

Hedge derivatives mainly consist of interest rate swaps to hedge the fair value changes of debentures arising from the interest rate fluctuations. However, some hedging transactions do not qualify for hedge accounting and are thus accounted for as trading derivatives. These transactions include the hedge relationships where the hedged item is an asset or liability that is re-measured with the changes in fair value attributable to the hedged risk reported in the current operations, or where the hedged item cannot be specifically identified

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

The notional amounts outstanding for derivative contracts as of December 31, 2004 and 2003 are as follows:

(in millions of Korean won)	2004						2003
	Trading		Hedge		Total		Trading		Hedge		Total
Interest related
Future	(Won)	605,224	(Won)	—	(Won)	605,224	(Won)	519,665	(Won)	—	(Won)	519,665
Swap		31,957,000		1,007,900		32,964,900		26,797,056		598,900		27,395,956
Option bought		354,190		—		354,190		810,000		—		810,000
Option sold		854,190		—		854,190		1,530,000		—		1,530,000

		33,770,604		1,007,900		34,778,504		29,656,721		598,900		30,255,621

Currency related
Forward		53,943,197		—		53,943,197		25,899,637		—		25,899,637
Future		2,537,269		—		2,537,269		967,823		—		967,823
Swap		4,184,152		—		4,184,152		4,140,139		—		4,140,139
Option bought		245,387		—		245,387		28,148		—		28,148
Option sold		270,247		—		270,247		81,450		—		81,450

		61,180,252		—		61,180,252		31,117,197		—		31,117,197

Stock related
Future		3,406		—		3,406		—		—		—
Option bought		1,743,480		—		1,743,480		1,964,870		—		1,964,870
Option sold		1,729,630		—		1,729,630		1,954,093		—		1,954,093

		3,476,516		—		3,476,516		3,918,963		—		3,918,963

	(Won)	98,427,372	(Won)	1,007,900	(Won)	99,435,272	(Won)	64,692,881	(Won)	598,900	(Won)	65,291,781

Gains and losses on derivatives as of and for the year ended December 31, 2004 are as follows:

(in millions of Korean Won)
Gain on derivatives
Gain on derivative transactions	(Won)	4,060,338
Gain on valuation of derivatives		2,196,112
Gain on fair value hedged items		6,065

	(Won)	6,262,515

Loss on derivatives
Loss on derivative transactions	(Won)	3,991,366
Loss on valuation of derivatives		2,050,630
Loss on fair value hedged items		3,890

	(Won)	6,045,886

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

The summary of derivative transactions for the year ended December 31, 2004 and 2003 are as follows:

1) For the year ended December 31, 2004

	Valuation Gains (P/L)						Valuation Losses (P/L)						Fair Value (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Asset		Liability
Interest related
-Option bought	(Won)	4,234	(Won)	—	(Won)	4,234	(Won)	3,192	(Won)	—	(Won)	3,192	(Won)	6,202	(Won)	—
-Option sold		4,052		—		4,052		9,865		—		9,865		—		17,757
-Swap		319,044		3,890		322,934		279,910		6,065		285,975		316,435		354,023

		327,330		3,890		331,220		292,967		6,065		299,032		322,637		371,780

Currency related
-Forward		1,519,740		—		1,519,740		1,480,920		—		1,480,920		1,519,636		1,486,626
-Option bought		323		—		323		1,792		—		1,792		281		887
-Option sold		2,683		—		2,683		379		—		379		827		379
-Swap		321,802		—		321,802		250,158		—		250,158		476,703		287,203

		1,844,548		—		1,844,548		1,733,249		—		1,733,249		1,997,447		1,775,095

Stock related
-Option bought		10,554		—		10,554		8,718		—		8,718		72,002		—
-Option sold		9,790		—		9,790		9,631		—		9,631		—		72,755

		20,344		—		20,344		18,349		—		18,349		72,002		72,755

	(Won)	2,192,222	(Won)	3,890	(Won)	2,196,112	(Won)	2,044,565	(Won)	6,065	(Won)	2,050,630	(Won)	2,392,086	(Won)	2,219,630

2) For the year ended December 31, 2003

	Valuation Gains (P/L)						Valuation Losses (P/L)						Fair Value (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Asset		Liability
Interest related
-Option bought	(Won)	770	(Won)	—	(Won)	770	(Won)	1,705	(Won)	—	(Won)	1,705	(Won)	6,487	(Won)	—
-Option sold		2,212		—		2,212		8,473		—		8,473		—		13,942
-Swap		100,026		—		100,026		84,682		10,715		95,397		142,562		230,948

		103,008		—		103,008		94,860		10,715		105,575		149,049		244,890

Currency related
-Forward		149,965		—		149,965		156,484		—		156,484		153,014		177,060
-Option bought		94		—		94		—		—		—		94		—
-Option sold		358		—		358		581		—		581		130		615
-Swap		31,005		—		31,005		50,423		—		50,423		258,136		83,542

		181,422		—		181,422		207,488		—		207,488		411,374		261,217

Stock related
-Option bought		105,536		—		105,536		15,184		—		15,184		192,100		—
-Option sold		13,491		—		13,491		93,546		—		93,546		—		181,938

		119,027		—		119,027		108,730		—		108,730		192,100		181,938

	(Won)	403,457	(Won)	—	(Won)	403,457	(Won)	411,078	(Won)	10,715	(Won)	421,793	(Won)	752,523	(Won)	688,045

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

16. Commitments and Contingencies

As of December 31, 2004, the Consolidated Company faces 205 pending legal actions involving aggregate amount of damages of (Won)440,512 million. On the other hand, the Consolidated Company also filed 270 lawsuits, which are still pending, with an aggregate amount of claims of (Won)162,527 million. Management believes that the actions against the Consolidated Company are without merit and that the ultimate liability, if any, will not materially affect its financial position.

Details of the pending material legal actions charged against the Consolidated Company are as follows:

(in millions of Korean won)			Results
Details	Exposure to possible loss		1st trial	2nd trial	3rd trial
Cancellation of registered mortgage (3 cases)	(Won)	6,696	closed	in progress
Confirmation of obligations		14,722	closed	closed	in progress
Indemnification for damage etc.		19,303	closed	in progress

As of December 31, 2004, the Consolidated Company has entered into commitments to provide a credit line of (Won)5,226,756 million, and to purchase commercial papers amounting to (Won)1,073,300 million, with several special purpose companies. Commitments to provide a credit line and to purchase commercial paper with a one year term amounted to (Won)123,500 million and (Won)972,000 million, respectively. Under these commitments, the Consolidated Company provides money, in case of a temporary fund shortage, for the principal and interest repayment of these companies’ senior bonds and subordinated bonds within the contracted term and amounts.

As of December 31, 2004, loans outstanding under the credit line commitment amounted to (Won)196,858 million, and there is no outstanding balance for commercial papers under the purchase commitment. The Consolidated Company has arranged various methods to compensate for losses on these credit line commitments including payment guarantees, repurchase contracts, surety certificate guarantees, and cash reserves. As of December 31, 2004, the Consolidated Company provided (Won)438,343 million in other allowances for its expected losses related to these commitments.

As of December 31, 2004, the Consolidated Company provided allowances of (Won)217 million for losses from possible future repurchase of loans from Korea Asset Management Corporation (“KAMCO”) under the repurchase agreement on loans amounting (Won)692 million according to the post settlements on the non-performing loan sales transactions with KAMCO.

As of December 31, 2004, the Consolidated Company has outstanding commitments to Korea Exchange Bank and Tong Yang Investment Bank for the discounting of commercial paper, limited to (Won) 20,000 million and (Won) 10,000 million, respectively. There are no balances related to these commitments as of December 31, 2004.

As of December 31, 2003, the Consolidated Company provided (Won)142,021 million as allowances for tax deficiencies resulting from the tax investigations by the National Tax Administration (“NTA”) for the fiscal years 1998 to 2001. In the current period, the NTA assessed the Consolidated Company (Won)123,310 million in tax deficiencies, wherein the Consolidated Company actually paid (Won)122,852 million and subsequently recording the difference between the accrued assessment and the actual assessment paid of (Won)18,711 million as non-operating income. As of December 31, 2004, the unpaid tax deficiencies of (Won)458 million still remain under other allowances.

As of December 31, 2004, the Consolidated Company still holds (Won)6,682,403 million in unexpired rights to claim from borrowers or guarantors for loans in accordance with the relevant law. This amount, however, has been written off.

As of December 31, 2004, the Consolidated Company recorded receivables amounting to (Won)1,162,161 million, and payables amounting to (Won)1,468,528 million for unsettled foreign currency spot transactions.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

The Consolidated Company entered into an alliance with Woori Credit Card, Citibank and Nonghyup for the operation of a credit card business. Accordingly, the Consolidated Company shares the related revenue from such business operation.

As of December 31, 2004, the Consolidated Company has provided two blank promissory notes and one promissory note with face value of (Won) 2,000,000 million to Korea Securities Finance Corporation and Small Business Corporation as collateral for borrowings and other obligations. It has also provided one note with a face value of (Won)64,390 million, to Korean Housing Guarantee Co., Ltd. as collateral for the performance guarantee related to the real estate trust operations. Also, as of December 31, 2004, the Consolidated Company transferred endorsed bills amounting to (Won)9,396 million.

The Consolidated Company is liable for certain projects and is under guarantee agreement for a year after completion of the corresponding project. Seoul Guarantee Insurance guarantees (Won)1,061 million for the above projects.

In accordance with the November 24, 2003 agreement with the creditors’ committee of LG Card Company, Ltd.(‘LG Card’), which is experiencing a financial crisis, the Consolidated Company provided the said company loans totaling (Won)437,000 million. And on January 9, 2004, the Consolidated Company agreed to also provide additional loans of (Won) 205,900 million, a debt-equity swap of (Won) 518,600 million, and an extension of maturities of loans maturing in 2004. On February 13, 2004, the Consolidated Company executed first debt-equity swap with LG Card for (Won)156,350 million for loans amounting to (Won)145,950 million and corporate debt securities amounting to (Won)10,400 million. After the capital reduction in May 2004 at a rate of 43.4:1, a second debt-equity swap was executed in July 28, 2004 amounting to (Won)362,250 million for loans of (Won)348,364 million and corporate debt securities of (Won)13,886 million. As of December 31, 2004, the Consolidated Company’s total exposure related to LG Card includes loans and debt-equity swapped equity securities amounting to (Won)237,900 million and (Won)291,072 million, respectively. Also, in accordance with the agreement with the creditors’ committee, the Consolidated Company participated in capital increase of LG Card by providing paid-in-capital of (Won)75,800 million on January 28, 2005. Furthermore, as of December 31, 2004, asset backed debt securities amounting to (Won)250,568 million and corporate bonds amounting to (Won)35,135 million, related with domestic credit card companies and capital companies, is included in the Consolidated Company’s investment securities. The ultimate effect of these circumstances on the financial position of the Consolidated Company as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying consolidated financial statements.

17. Capital Stock

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4% of total outstanding voting shares, that entity’s voting rights are limited to 4% shareholding.

As of December 31, 2004, the Bank has 1 billion common shares authorized with a par value per share of (Won)5,000 and 336,379,116 shares issued. EURO-PACIFIC GROWTH FUND owns 4.26% of the total issued shares. As of December 31, 2004, 47,503,730 common shares, equivalent to 14.12% of the total issued shares, are listed on the New York Stock Exchange as ADSs and are managed by the Bank of New York, the trustee of the Bank.

As a result of the legal consolidation with H&CB, the registered shareholders of both the Bank and H&CB, as of October 31, 2001, received 179,775,233 shares and 119,922,229 shares, respectively. The new shares were distributed based on an exchange ratio of one new Bank share each for 1.688346 old Bank shares, and one new Bank share for an H&CB share. The new shares were listed on the Korea Stock Exchange as of November 9, 2001. Further, as a result of the merger with Kookmin Credit Co., Ltd., the Bank issued 8,120,431 shares.

The Bank is authorized to issue to non-shareholders convertible bonds and bonds with stock purchase warrants up to total par value amounts of (Won)2,500 billion and (Won)500 billion, respectively by an appropriate resolution of the Bank’s Board of Directors.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

18. Consolidated Capital Surplus

The movements in capital surplus for the year ended December 31, 2004 are as follows:

(in millions of Won)	Beginning Balance		Changes		Ending Balance
Paid-in capital in excess of par value	(Won)	5,655,840	(Won)	—	(Won)	5,655,840
Gain on business combination		397,669		—		397,669
Revaluation increment		177,229		—		177,229
Others		6,790		756		7,546

	(Won)	6,237,528	(Won)	756	(Won)	6,238,284

The gain on business combination is due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

19. Consolidated Retained Earnings

The General Banking Act requires the Bank to appropriate as a legal reserve a minimum of 10% of annual net income until the legal reserve equals paid in capital. This reserve is only available for being transferred to capital stock or used to reduce accumulated deficit.

Under the guidance provided by Financial Supervisory Services, the Bank is required to appropriate, as a reserve for improvement of financial structure, a minimum of 10% of its annual income less carried over accumulated deficit, until its capital adequacy ratio equals 5.5%. This reserve is only available for being transferred to capital stock or used to reduce accumulated deficit.

Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. However, as of January 1, 2002, the requirement was no longer effective.

The Bank, at its own option, also appropriated a portion of retained earnings as other reserves for the operations of overseas branches.

There were no dividends declared for the year ended December 31, 2003. For the year ended December 31, 2004, cash dividends were declared as follows:

	2004
Shares outstanding		336,379,116
Treasury stock		(29,881,209)

Shares entitled to dividends		306,497,907

Dividend rate(%)		11.00

Dividend amount (in millions of Korean won)	(Won)	168,574

Dividend payout ratio(%)		30.36
Dividend profit ratio(%)		1.36

As approved by the shareholders on March 23, 2004, the Bank offset the discretionary reserves of (Won)754,900 million against the prior year’s undisposed deficit of (Won)754,855million (which is the amount before reflecting restatement of prior period financial statements referred to in Note 37).

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

20. Consolidated Capital Adjustments

The movements in capital adjustments for the year ended December 31, 2004 are as follows:

(in millions of Korean won)	Beginning Balance		Increase/ Decrease		Disposal/ Realization [1]		Ending Balance
Treasury stock	(Won)	(1,328,312)	(Won)	—	(Won)	5,992	(Won)	(1,322,320)
Unrealized gain on available-for-sale securities		141,155		376,827		(75,382)		442,600
Unrealized gain on investment in associates		881		(869)		(926)		(914)
Stock options		26,211		5,101		(1,699)		29,613
Loss on disposal of treasury stock		(749)		(710)		—		(1,459)

	(Won)	(1,160,814)	(Won)	380,349	(Won)	(72,015)	(Won)	(852,480)

[1]	Changes in foreign exchange rates from capital adjustments are included.

The Bank, with the approval of the Board of Directors on July 26, 2002, established an employee stock option plan for the welfare of the employees and purchased three million shares of treasury stock under the said plan. On July 26, 2002, the Bank contributed one million shares to the Employee Stock Ownership Association.

In accordance with the resolution made by the Board of Directors on December 17, 2003, the Bank’s tender for 27,423,761 shares of treasury stock was accepted through public bidding on December 12, 2003 by the Korean government which previously owned 30,623,761shares. The Bank acquired the said shares at (Won)43,700 per share on December 17, 2003 and intends to sell these shares of treasury stock depending on certain market conditions.

As of December 31, 2004, the Bank holds 8.88% the total common stock issued as treasury stock.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

21. Minority Interest

The movements in minority interest for the year ended December 31, 2004 are as follows:

(in millions of Korean won) Subsidiaries	Beginning Balance		Minority Interest Gains (Losses)		Increase[1]		Decrease[2]		Ending Balance
KB Investment Co., Ltd.	(Won)	88	(Won)	2	(Won)	—	(Won)	—	(Won)	90
KB Data Systems Co., Ltd.		4		—		—		—		4
KB Futures Co., Ltd.		6		—		—		—		6
KB Asset Management Co., Ltd.		11,254		2,152		—		1,581		11,825
KB Credit Information Co., Ltd.		5,418		710		—		5,681		447
Pacific IT Investment Partnership		—		—		—		—		—
NPC 02-4 Kookmin Venture fund		—		268		15,216		216		15,268

	(Won)	16,770	(Won)	3,132	(Won)	15,216	(Won)	7,478	(Won)	27,640

1	Increase resulted from change in scope of consolidation.
2	Decrease resulted from dividend payments and purchase of minority interest.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

22. Employee Stock Options

As of December 31, 2004, the stock options granted to the Bank’s executives and chief executive officer are as follows:

	Grant Date	Shares Granted	Forfeiture	Shares Exercised	Shares Outstanding	Exercise Price (in Korean won)		Exercise Period
Series 1	00.03.18	233,940	121,411	71,641	40,888	(Won)	23,469	03.03.19 - 05.03.18
Series 2	01.03.15	214,975	16,882	22,056	176,037		28,027	04.03.16 - 09.03.15
Series 3	98.10.31	400,000	—	400,000	—		5,000	01.11.01 - 04.10.31
Series 4	99.02.27	280,000	59,892	220,108	—		13,900	02.02.28 - 05.02.27
Series 5	00.02.28	267,000	65,218	41,784	159,998		27,600	03.03.01 - 06.02.28
Series 6	01.03.24	111,000	38,624	11,216	61,160		25,100	04.03.25 - 07.03.24
Series 7[1,2]	01.11.16	850,000	200,000	—	650,000		51,200	04.11.17 - 09.11.16
Series 8-1[2]	02.03.22	132,000	89,753	—	42,247		57,100	05.03.23 - 10.03.22
Series 8-2[3]	02.03.22	490,000	166,466	—	323,534		57,100	05.03.23 - 10.03.22
Series 9[3]	02.07.26	30,000	—	—	30,000		58,800	05.07.27 - 10.07.26
Series 10-1[2]	03.03.21	140,000	59,947	—	80,053		35,500	06.03.22 - 11.03.21
Series 10-2[3]	03.03.21	180,000	64,090	—	115,910		35,500	06.03.22 - 11.03.21
Series 11[3]	03.08.27	30,000	24,909	—	5,091		40,500	06.08.28 - 11.08.27
Series 12[3]	04.02.09	85,000	—	—	85,000		46,100	07.02.10 - 12.02.09
Series 13-1[2]	04.03.23	20,000	—	—	20,000		47,200	07.03.24 - 12.03.23
Series 13-2[3]	04.03.23	10,000	—	—	10,000		47,200	07.03.24 - 12.03.23
Series 14[2,3]	04.11.01	700,000	—	—	700,000		37,600	07.11.02 - 12.11.01
Increase due to merger-1[4]	01.03.22	22,146	—	—	22,146		71,538	04.03.23 - 11.03.22
Increase due to merger-2[2,4]	02.03.29	9,990	—	—	9,990		129,100	04.03.30 - 11.03.29

		4,206,051	907,192	766,805	2,532,054

1	The stock options excluded the 200,000 shares, which were to be additionally granted if the three-month weighted average stock price of the Bank prior to the exercise period is higher than that of any other listed banks and the Bank achieves total market value and ROE target, due to failure of target achievement.
2	The exercise prices are based on the increase rate of the stock price index in the banking industry. The exercise price of series 7, which was granted on November 16, 2001, is fixed at (Won)51,200 based on the beginning exercise date.
3	The number of shares to be granted will be determined by the results of the evaluation of the grantees during service period. The number of shares is calculated under the assumption that the performance-based stock options have been fully granted.
4	The Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. of which the exercise prices and number of shares have been adjusted in proportion to the merger ratio.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Compensation costs for stock options granted to employees and executives are recognized on the basis of fair value. Assumptions used under the fair value basis method are summarized as follows:

	Stock price as of grant date (Won)		Risk free interest rate [1] (%)	Expected exercise period (years) [2]	Volatility of underlying stock price [3] (%)	Expected dividend rate [4] (%)	Compensation cost (Won)
Series 1	(Won)	21,441	9.32	4.00	71.14	2.25	(Won)	12,638
Series 2		25,156	6.06	5.50	70.30	2.47		15,987
Series 3		5,430	9.74	3.00	59.06	1.14		1,395
Series 4		33,750	4.74	0.33	73.30	1.93		19,850
Series 5		33,750	4.74	1.33	73.30	1.93		13,320
Series 6		33,750	4.74	2.42	73.30	1.93		17,117
Series 7		45,800	4.91	3.00	58.90	—		18,364
Series 8-1		58,000	6.14	3.00	53.56	—		24,494
Series 8-2		58,000	6.14	3.00	53.56	—		24,494
Series 9		53,900	5.73	3.00	43.09	—		17,333
Series 10-1		36,500	4.74	3.00	48.77	—		11,961
Series 10-2		36,500	4.74	3.00	48.77	—		14,073
Series 11		41,100	5.75	3.00	44.48	—		15,098
Series 12		47,000	4.90	3.00	42.74	—		16,430
Series 13-1		45,900	4.67	3.00	42.74	—		15,122
Series 13-2		45,900	4.67	3.00	42.74	—		15,120
Series 14		37,400	3.54	3.00	44.14	—		12,234
Increase due to merger-1		27,200	5.17	3.00	46.02	—		8,447
Increase due to merger-2		55,900	6.39	2.00	49.24	20		6,536

1	Interest rate of government bonds as of grant date.
2	The average of vesting period and exercise period was applied for series 11 and 12. Vesting period was applied for series 13-14 and stock options succeeded from Kookmin Credit Card Co., Ltd.
3	Annualized stock volatility for the past one-year period before the grant date was applied for series 11 and 12 and stock options succeeded from Kookmin Credit Card Co., Ltd., and the average of stock volatility of banking industries and the Bank was applied for series 13 and 14.
4	Average historical dividend rates for the past period from grant date that equals the expected exercise period, were assumed.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

The compensation costs recognized and compensation costs to be recognized in the future as of December 31, 2004 are as follows:

	Compensation cost recognized						Compensation cost to be recognized
(in millions of Korean won)	Prior period compensation cost		Current period compensation cost		Accumulated compensation cost		Within 1 year		More than 1 year to 2 years		More than 2 years to 3 years		Total		Total compensation cost
Series 1	(Won)	517	(Won)	—	(Won)	517	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	517
Series 2		2,580		234		2,814		—		—		—		—		2,814
Series 5		2,131		—		2,131		—		—		—		—		2,131
Series 6		960		87		1,047		—		—		—		—		1,047
Series 7		10,840		1,097		11,937		—		—		—		—		11,937
Series 8-1		604		345		949		86		—		—		86		1,035
Series 8-2		5,296		1,968		7,264		660		—		—		660		7,924
Series 9		246		173		419		101		—		—		101		520
Series 10-1		427		131		558		319		80		—		399		957
Series 10-2		633		318		951		544		136		—		680		1,631
Series 11		50		(16)		34		26		17		—		43		77
Series 12		—		388		388		466		466		78		1,010		1,398
Series 13-1		—		76		76		101		101		24		226		302
Series 13-2		—		38		38		50		50		13		113		151
Series 14		—		238		238		2,855		2,855		2,616		8,326		8,564
Increase due to merger-1		171		16		187		—		—		—		—		187
Increase due to merger-2		57		8		65		—		—		—		—		65

	(Won)	24,512	(Won)	5,101	(Won)	29,613	(Won)	5,208	(Won)	3,705	(Won)	2,731	(Won)	11,644	(Won)	41,257

As of December 31, 2004, the weighted average exercise price per stock option granted is (Won)43,632 and the weighted average fair value per stock option granted is (Won)16,294.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

23. Other Non-Interest Income (Expenses)

Other non-interest income and expenses for the year ended December 31, 2004 are as follows:

(in millions of Korean won)	Amount
Other non-interest income
- Realized gain on trading securities	(Won)	200,765
- Unrealized gain on trading securities		23,543
- Income from beneficiary certificates		384,747
- Gain on trust management		119,908
- Gain on valuation of derivatives		2,196,112
- Gain on fair value hedged items		6,065
- Others		45,787

	(Won)	2,976,927

Other non-interest expenses
- Realized loss on trading securities		89,315
- Contributions to special funds		179,962
- Loss on valuation of derivatives		2,050,630
- Others		610,651

	(Won)	2,930,558

24. General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2004 are as follows:

(in millions of Korean won)	Amount
Salaries and wages		1,233,320
Retirement benefits (Note 12)		127,676
Other employee benefits		339,896
Rent		82,273
Depreciation		334,565
Amortization		103,619
Taxes and dues		125,416
Advertising		44,119
Ordinary Research and Development		115,407
Fees and commissions		117,739
Others		220,078

	(Won)	2,844,108

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

25. Non-Operating Income (Expenses)

Non-operating income (expenses) for the year ended December 31, 2004 are as follows:

(in millions of Korean won)	Amount
Non-operating income
- Gain on disposal of fixed assets		29,562
- Reversal of impairment losses on fixed assets		3,281
- Rent income		2,883
- Unrealized gain on investment in associates		32,507
- Realized gain on available-for-sale securities		95,880
- Realized gain on held-to-maturity securities		1,517
- Realized gain on investment in associates		1,146
- Reversal of Impairment Losses on available-for-sale securities		—
- Gain on sale of loans		24,428
- Others		172,701

		363,905

Non-operating expenses
- Loss on disposal of fixed assets		16,753
- Loss on impairment loss on fixed assets		19,384
- Realized loss on available-for-sale securities		29,451
- Realized loss on held-to-maturity securities		3
- Impairment loss on available-for-sale securities		91,312
- Impairment loss on held-to-maturity securities		—
- Early retirement benefits		50,029
- Loss on sale of loans		1,183,332
- Others		124,330

		1,514,594

	(Won)	(1,150,689)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

26. Income Tax Expense

Income tax expense for the year ended December 31, 2004 and 2003 are as follows:

(in millions of Korean won)	2004		2003
Income tax payable	(Won)	184,473	(Won)	15,283
Deferred income taxes from temporary differences		150,688		(285,864)
Deferred income taxes from net operating loss carry-forward		—		(168,645)
Deferred tax credit		3,951		(3,951)
Change in temporary differences due to tax adjustments		—		(2,400)
Retained earnings and other capital surplus adjustments [1]		(313)		2,061
Unrealized holding gain (loss)		(694)		25,850

Income tax (benefit) expense	(Won)	338,105	(Won)	(417,666)

1	Income tax effect from the change in retained earnings by applying the equity method accounting to subsidiaries and from the loss on disposal of treasury stock.

The statutory income tax rate applicable to the Consolidated Company, including resident tax surcharges, is 29.7% for the years ended December 31, 2004 and 2003. However, due to tax adjustments, the effective tax rate for the years ended December 31, 2004 and 2003 are 37.91% and 33.15%. The statutory income tax rate of 27.5% is applied for deferred income tax assets (liabilities) that will be realized after 2005, reflecting the 2% corporate tax rate cut from 2005. The basis for calculating the effective tax rate is as follows:

(in millions of Korean won)	2004		2003
Net income (loss) before income taxes	(Won)	891,969	(Won)	(1,259,922)

Income tax expense based on statutory tax rate(29.7%)		264,915		(374,197)
Tax effects on adjustments
Adjustments to increase taxable income		133,402		104,084
Adjustments to decrease taxable income		(90,303)		(179,208)
Tax rate discount effect		13,132		16,607
Adjustments to Subsidiary Company with net loss		16,959		15,048

Income tax expense (benefit) per statements of operations	(Won)	338,105	(Won)	(417,666)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

The significant changes in accumulated temporary differences and deferred income taxes for the year ended December 31, 2004 are as follows:

(in millions of Korean won)	Beginning balance		Increase		Decrease		Ending balance		Deferred tax asset (liability)
Allowance for loan losses	(Won)	320,903	(Won)	639,940	(Won)	294,795	(Won)	666,048	(Won)	178,913
Accrued interest		(344,088)		(267,697)		(308,528)		(303,257)		(85,246)
Unrealized loss on securities		847,844		646,073		682,038		811,879		209,890
Unrealized gain on derivatives		(36,547)		(126,421)		(23,924)		(139,044)		(38,237)
Present value discounts		14,774		4,279		14,774		4,279		1,177
Allowance for losses on guarantees and acceptances		1,074		1,126		1,074		1,126		310
Accrued retirement benefits		711		1,100		354		1,457		123
Stock options		26,211		29,613		26,211		29,613		8,143
Accumulated depreciation		8,404		109		4,301		4,212		1,149
Other allowances		505,372		636,457		505,372		636,457		175,025
Others		125,822		232,355		329,469		28,708		5,505
Net operating loss carry-forward		567,825		—		567,825		—		—

	(Won)	2,038,305	(Won)	1,796,934	(Won)	2,093,761	(Won)	1,741,478		456,752

Deferred income tax deduction		3,951		—		3,951		—		—

									(Won)	456,752

27. Earnings Per Share

The weighted average number of common shares outstanding for the years ended December 31, 2004 and 2003 are calculated as follows:

	2004	2003
Weighted average number of common shares	336,379,116	330,327,726
Weighted average number of treasury common shares	(29,947,507)	(4,327,815)

Weighted average number of common shares outstanding	306,431,609	325,999,911

Details of the computation of the basic earnings (loss) per share (“EPS”) and basic ordinary income (loss) per share for the years ended December 31, 2004, and 2003 are shown below.

	2004		2003
Net income (loss) (in millions of Korean won)	(Won)	550,732	(Won)	(918,758)
Weighted average number of common shares outstanding		306,431,609		325,999,911

Basic earnings (loss) per share and basic ordinary income (loss) per share (in Won)	(Won)	1,797	(Won)	(2,818)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Details of the computation of the diluted EPS and diluted ordinary income(loss) per share for the years ended December 31, 2004, and 2003 are shown below.

	2004		2003
Diluted net income (loss) (in millions of Korean won)	(Won)	550,720	(Won)	(918,758)
Weighted average number of common shares outstanding		306,529,707		325,999,911

Diluted earnings (loss) per share and ordinary income (loss) per share (in won)	(Won)	1,797	(Won)	(2,818)

Potential common shares as of December 31, 2004 are as follows:

	Exercise Period	Shares Outstanding	Exercise Price
Stock options	2001.11.01 - 2012.11.01	2,532,054	(Won)5,000 – (Won)129,100

As discussed in Note 37, the Bank restated net loss and basic loss per share for the year ended December 31, 2003 from (Won)741,750 million and (Won)2,275 to (Won)918,758 million and (Won)2,818, respectively, to comply with the Securities and Futures Commission’s announced the results of the investigation on Kookmin Bank’s accounting treatments.

28. Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities denominated in foreign currencies as of December 31, 2004 are the following :

	Total Balances			Major Denomination Currencies [1]
	Millions of Korean Won		Thousands of US Dollars[1]	Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets
Cash	(Won)	124,736	$119,502	$52,102	€15,928	¥3,446,955
Due from banks		647,527	620,355	591,434	4,484	2,278,619
Securities		852,680	816,900	671,664	—	4,280,373
Loans		3,659,753	3,506,182	596,217	7,630	33,744,003
Bills bought		574,818	550,697	492,807	36,516	682,658
Call loans		178,480	170,990	147,500	—	500,000
Liabilities
Deposits		1,516,132	1,452,512	912,016	65,339	33,911,574
Borrowings		2,164,848	2,074,006	1,584,953	24,045	46,777,477
Due to Bank of Korea		2,007	1,923	1,923	—	—
Call money		13,685	13,111	1,000	—	200,000
Debentures		696,522	667,294	570,752	—	—
Unsettled foreign exchange liabilities		21,395	20,497	16,305	596	120,366

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

Significant assets and liabilities denominated in foreign currencies as of December 31, 2003 are the following :

	Total Balances			Major Denomination Currencies [1]
	Millions of Korean Won		Thousands of US Dollars[1]	Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets
Cash	(Won)	228,153	$190,477	$76,612	€22,070	¥7,223,564
Due from banks		606,305	506,182	461,249	3,015	1,798,015
Securities		1,265,120	1,056,203	941,396	3,960	4,027,539
Loans		3,900,869	3,256,695	2,455,148	37,850	79,081,632
Bills bought		534,239	446,016	416,651	15,003	817,496
Advances payments on acceptances and guarantees		4,593	3,835	3,835	—	—
Call loans		19,448	16,237	5,800	—	50,000
Liabilities
Deposits		1,552,672	1,296,270	880,821	14,493	27,863,430
Borrowings		3,068,008	2,561,369	1,942,770	37,210	60,834,504
Due to Bank of Korea		12,608	10,526	10,526	—	—
Call money		169,744	141,713	137,600	—	300,000
Debentures		888,455	741,739	741,739	—	—
Unsettled foreign exchange liabilities		22,600	18,868	11,569	161	89,793

1	Foreign currencies other than US dollars are converted into US dollar amounts using the exchange rates provided by Seoul Money Brokerage Services, Ltd. at the balance sheet date.

29. Transactions with Financial Institutions

The assets and liabilities arising from transactions with financial institutions for year ended December 31, 2004 are as follows:

(in millions of Korean won) Description	Bank of Korea		Other Banks		Other Financial Institutions		Total
Cash and due from banks
In Won	(Won)	1,685,105	(Won)	276,509	(Won)	104,705	(Won)	2,066,319
In foreign currencies		43,631		598,851		5,045		647,527

		1,728,736		875,360		109,750		2,713,846

Loans
In Won		—		6,623		648,849		655,472
In foreign currencies		—		594,985		340,448		935,433
Others		—		2,977,713		1,207,480		4,185,193

		—		3,579,321		2,196,777		5,776,098

Deposits
In Won		—		1,683,255		5,240,889		6,924,144
Certificates of deposit		—		—		110,000		110,000

		—		1,683,255		5,350,889		7,034,144

Borrowings
In Won		920,144		158,245		5,227		1,083,616
In foreign currencies		—		1,307,608		13,882		1,321,490
Others		2,007		16,859		638,500		657,366

		922,151		1,482,712		657,609		3,062,472

Debentures
In Won		—		—		132,900		132,900
In foreign currencies		—		696,522		—		696,522

		—		696,522		132,900		829,422

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

30. Related Party Transactions

Significant transactions with related parties for the years ended December 31, 2004 and 2003 are as follows:

	2004				2003
(in millions of Korean won) Account	Balances		Transactions		Balances		Transactions
KB Investment Co., Ltd.
Deposits	(Won)	17,423	(Won)	(432)	(Won)	9,624	(Won)	(484)
Other liabilities		316		—		191		—
KB Data Systems Co., Ltd.
Fixed assets		13,318		—		13,780		—
Other assets		98		—		34		—
Deposits		12,047		(418)		5,582		(265)
Other liabilities		5,596		(19,694)		2,832		(15,925)
Borrowings		1,100		(19)		—		—
Commissions income		—		—		—		53
KB Futures Co., Ltd.
Due from banks		—		1		40		3
Other assets		22		82		26		77
Deposits		4,410		(307)		9,793		(497)
Borrowings		5,000		(122)		—		—
Other liabilities		1,614		—		1,663		—
Commissions income		—		11		—		9
Commissions expenses		—		(523)		—		(187)
KB Luxembourg S.A.
Due from banks		—		70		51,784		2,215
Loans		—		184		76,659		739
Other assets		—		—		176		2,900
Borrowings		—		(178)		140,880		(193)
Other liabilities		—		—		—		(1,352)
KB Int’l Ltd.(London)
Due from banks		2,762		29		33,754		904
Loans		242,005		3,142		95,824		1,765
Other assets		1,005		637		405		477
Borrowings		101,812		(547)		108,272		(501)
Other liabilities		—		(2,190)		1,203		(4,011)
Commissions expenses		—		(2,378)		—		(1,398)
Kookmin Bank HK Ltd.
Due from banks		619		61		372		857
Loans		170,661		4,380		98,579		1,802
Other assets		540		—		152		109
Borrowings		12,145		(22)		173,121		(4)
Commissions expenses		—		(1,802)		—		(1,777)
KB Asset Management Co., Ltd.
Deposits		25,729		(866)		46,244		(1,250)
Other liabilities		524		—		234		(5)
KB Real Estate Trust Co., Ltd.
Loans		33,961		2,035		25,000		2,578
Other assets		14		—		—		—
Deposits		168		(43)		1,838		(27)
Other liabilities		1,748		—		1,755		—
Rent income		—		152		—		—
Jooeun Industrial Co., Ltd.
Loans		70,808		—		139,425		—
KB Credit Information Co., Ltd.
Deposits		14,301		(385)		11,446		(457)
Other liabilities		8,062		—		8,482		—
Commissions expenses		—		32,938		—		(38,481)
KB Life Insurance Co., Ltd.
Other assets		3,037		—		—		—
Deposits		4,622		(51)		—		—
Other liabilities		2,581		—		—		—
Commissions income		—		17,801		—		—
Rent income		—		54		—		—

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

31. Interest Bearing Assets and Liabilities

Interest bearing assets and liabilities as of December 31, 2004 and the related interest income and interest expenses for the year then ended are as follows:

(in millions of Korean won)	Average Balance		Interest Income		Average Yield (%)
Assets
Due from banks	(Won)	812,235	(Won)	12,693	1.56%
Securities		26,182,773		1,194,445	4.56%
Loans		139,509,545		9,862,381	7.07%

	(Won)	166,504,553	(Won)	11,069,519

	Average Balance		Interest Expense		Average Yield (%)
Liabilities
Deposits	(Won)	132,626,242	(Won)	4,044,051	3.05%
Borrowings		10,654,670		330,690	3.10%
Debentures		22,971,960		1,116,557	4.86%

	(Won)	166,252,872	(Won)	5,491,298

32. Business Combination with H&CB

The Bank entered into a business combination contract (“the Contract”) with H&CB on April 23, 2001 and obtained approval from the shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001. Under the Contract, the shareholders of the Bank and H&CB received 1 new common share of the Bank for every 1.688346 old shares of the Bank and 1 share of H&CB. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. Despite the legal form of consolidation, the business combination was accounted for as an acquisition with the Bank as acquirer of H&CB’s total assets of (Won)67,742,958 million and liabilities of (Won)64,381,185 million.

33. Merger with Kookmin Credit Card Co., Ltd.

The Bank obtained approval from its Board of Directors on May 30, 2003 to merge with Kookmin Credit Card Co., Ltd., (the “Subsidiary”) of which the Bank previously owned 74.27%, and merged with the Subsidiary on September 30, 2003.

The merger was effected through the issuance of 8,120,431 common shares by the Bank to the shareholders of the Subsidiary as of July 24, 2003, at a ratio of 0.442983 share of the Bank’s common stock for each share of the Subsidiary. The newly issued common shares due to this transaction constituted 2.4% of total outstanding shares of the Bank as of September 30, 2003.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

34. Statement of Cash Flows

Cash and cash equivalents as of December 31, 2004 and 2003 as presented in the statements of cash flows are as follows:

(in millions of Korean won)	2004		2003
Cash on hand	(Won)	2,380,580	(Won)	2,945,921
Cash in foreign currencies		124,736		228,153
Due from banks in Won		2,102,125		2,793,082
Due from banks in foreign currencies		647,527		606,305

		5,254,968		6,573,461
Restricted deposits		(1,825,899)		(2,782,696)

	(Won)	3,429,069	(Won)	3,790,765

Major transactions that do not involve cash inflows and cash outflows for the year ended December 31, 2004, and 2003 are presented as follows:

(in millions of Korean won)	2004		2003
Write-off of loans	(Won)	5,326,823	(Won)	6,643,899
Unrealized gains on investment securities		—		36,891
Decrease in loans due to troubled debt restructuring		—		7,482
Decrease in loan loss provision due to sales of non-performing loans		644,697		441,917
Conversion of loans into equity securities		181,034		33,415

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

35. Business Segments

The following tables show the distribution of the Consolidated Company’s operations by business segment as of and for the year ended December 31, 2004:

(in millions of Won)	Financing and Insurance		Non-Financing & Insurance		Adjustments for Consolidation		Total
Cash and due from banks	(Won)	5,422,762	(Won)	12,071	(Won)	(183,616)	(Won)	5,251,217
Securities		30,700,733		1		(397,519)		30,303,215
Loans		136,816,906		1,660		(715,865)		136,102,701
Fixed assets		2,639,284		358		(2,524)		2,637,118
Other assets		8,711,501		8,168		(238,636)		8,481,033

Total assets		184,291,186		22,258		(1,538,160)		182,775,284

Deposits		130,453,034		—		(319,161)		130,133,873
Borrowings		9,958,105		—		(598,510)		9,359,595
Debentures		21,867,820		—		—		21,867,820
Other liabilities		12,429,774		6,426		(209,504)		12,226,696

Total liabilities	(Won)	174,708,733	(Won)	6,426	(Won)	(1,127,175)	(Won)	173,587,984

Capital stock		2,006,311		8,000		(332,415)		1,681,896
Consolidated capital surplus		6,250,028		—		(11,744)		6,238,284
Consolidated retained earnings		2,172,624		7,835		(88,499)		2,091,960
Consolidated capital adjustments		(846,510)		(3)		(5,967)		(852,480)
Minority interest		—		—		27,640		27,640

Total shareholders’ equity		9,582,453		15,832		(410,985)		9,187,300

Total liabilities and shareholders’ equity	(Won)	184,291,186	(Won)	22,258	(Won)	(1,538,160)	(Won)	182,775,284

Operating revenue
Interest revenue		11,213,562		589		(23,652)		11,190,499
Fees & commissions		2,690,729		40,076		(79,675)		2,651,130
Other revenue		7,467,944		7		(116,346)		7,351,605

	(Won)	21,372,23	(Won)	40,672	(Won)	(219,673)	(Won)	21,193,234

Operating expenses
Interest expenses		5,563,198		—		(23,338)		5,539,860
Fees & commissions		455,333		25,449		(38,433)		442,349
Other expenses		10,442,322		57		(118,120)		10,324,259
General and administrative expenses		2,851,305		13,182		(20,379)		2,844,108

		19,312,158		38,688		(200,270)		19,150,576

Operating income		2,060,077		1,984		(19,403)		2,042,658
Non-operating income		366,749		5		(2,849)		363,905
Non-operating expenses		1,554,697		—		(40,103)		1,514,594

Income (loss) before income tax		872,129		1,989		17,851		891,969
Income tax expenses		338,395		405		(695)		338,105

Net income (loss) before consolidation adjustment		533,734		1,584		18,546		553,864
Minority interest income				—		(3,132)		(3,132)

Consolidated net income (loss)	(Won)	533,73	(Won)	1,584	(Won)	15,414	(Won)	550,732

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

The following table shows the distribution of the Consolidated Company’s operations by industry:

(in millions of Korean won)	Bank		Trust		Others		Consolidation Adjustments		Total
Operating revenue	(Won)	20,910,525	(Won)	266,488	(Won)	235,894	(Won)	(219,673)	(Won)	21,193,234
Intercompany transactions		(89,261)		(19,728)		(110,684)		219,673		—

Net operating revenue		20,821,264		246,760		125,210		—		21,193,234

Operating income (loss)		2,101,850		(655)		(39,134)		(19,403)		2,042,658

Cash and due from banks		5,322,731		—		112,102		(183,616)		5,251,217
Securities		27,619,758		2,845,946		235,030		(397,519)		30,303,215
Loans		136,495,174		302,309		21,083		(715,865)		136,102,701
Fixed assets		2,633,731		—		5,911		(2,524)		2,637,118
Other assets		8,288,945		167,039		263,685		(238,636)		8,481,033

Total assets	(Won)	180,360,339	(Won)	3,315,294	(Won)	637,811	(Won)	(1,538,160)	(Won)	182,775,284

The following table shows the distribution of the Consolidated Company’s operations by geographical regions:

(in millions of Korean won)	Domestic		Overseas		Consolidation Adjustments		Total
Operating revenue	(Won)	21,331,837	(Won)	81,070	(Won)	(219,673)	(Won)	21,193,234
Intercompany transactions		(200,995)		(18,678)		219,673		—

Net operating revenue		21,130,842		62,392		—		21,193,234

Operating income (loss)		2,030,853		31,208		(19,403)		2,042,658

Cash and due from banks		5,289,861		144,972		(183,616)		5,251,217
Securities		30,677,311		23,423		(397,519)		30,303,215
Loans		135,923,390		895,176		(715,865)		136,102,701
Fixed assets		2,636,061		3,581		(2,524)		2,637,118
Other assets		8,156,595		563,074		(238,636)		8,481,033

Total assets	(Won)	182,683,218	(Won)	1,630,226	(Won)	(1,538,160)	(Won)	182,775,284

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

36. Reclassification of Prior year Financial Statement Presentation

Certain accounts of prior year financial statements have been reclassified to conform to the current year financial statements presentation. These reclassifications have no effect on previously reported net loss or shareholders’ equity.

37. Results of Securities and Futures Commission (SFC)’s investigation and Restatement of prior periods’ financial statements

On August 25, 2004, the Securities and Futures Commission’s (‘SFC’) announced the results of the investigation on Kookmin Bank’s accounting treatments related to acquisition of Kookmin Credit Card and other transactions.

(1) Results of Securities and Futures Commission’s investigation

Accounting treatment in relation to the acquisition of Kookmin Credit Card (‘KCC’)

As discussed earlier, the Bank merged with KCC in September 2003. Relative to the merger, for the year ended September 30, 2003, KCC failed to recognize an allowance on loan loss of (Won)1,266,405 million, which included other allowances of (Won)15,442 million, resulting in the overstatement of the its net income. Consequently, the Bank recognized unrealized gain on investment in associates of (Won)211,202 million in proportion to its 74.2692% interest in KCC which recorded a net income of (Won)284,373 million for the same period. Regarding KCC’s under-recording of the allowance of loan loss of (Won)1,266,405 million and the additional allowance on loan losses due to the difference in accounting treatments on the Bank’s consolidated financial statements of (Won)389,980 million, both of which total (Won)1,656,385 million, these were subsequently recorded by the Bank as allowance on loan loss due to merger of (Won)1,652,264 million and impairment loss on investments available-for-sale of (Won)4,121 million. To comply with the SFC’s instructions, the Bank recorded unrealized loss on investment in associates of (Won)1,018,982 million, proportionate to its 74.2692% interest in the sum of (Won)1,372,012, which is the total of KCC’s net loss of (Won)982,032 million and the additional allowance on loan loss due to merger of (Won)389,980 million; and deducted the minority interest of (Won)309,559 million from additional paid in capital.

Accounting treatment in relation to asset securitization

The Bank is currently offering credit lines to the KCC 16th Special Purpose Co., Ltd (‘SPC’) and FN Star 3rd SPC amounting to (Won)757,000 million (transferred value of (Won)1,243,000 million, transfer gain of (Won)488,000 million). However, the recovery rate of the assets transferred to the SPCs decreased dramatically between September 2003 and January 2004, before actual issuance of year-end financial status. As the present value of the underlying assets dropped below the SPC’s liability amount, there is a high probability that the Bank would be liable to cover the difference up to the credit line limit. Even though the Bank could have reflected the probable contingency loss amount by estimating future cash flows based on the recovery rates available to the latest month and the fair valuation models used at the point of asset securitization, the Bank appropriated only (Won)133,376 million for the estimable contingency loss of (Won)346,533 million, understating other allowances (allowance for acceptances and guarantees outstanding) by (Won)213,157 million and overstating net assets (understating net income) by the same amount.

Accounting treatment in relation to Special Purpose Co., Ltd. currency swap

In relation to the early redemption of asset-backed securities (‘ABS’) by KCC 10th Special Purpose Co., Ltd on September 18, 2003, a settlement loss of (Won)27,159 million was paid to ING Bank due to a decline in currency swap interest rate. Therefore, since KCC, the holder of the ABS, guaranteed the payment of the loss, KCC should have recognized the settlement payment as loss and the Bank should have recognized its equity share portion of (Won)20,171 million and the excess amount over minority interest of (Won)6,988 million as unrealized loss on investment in associates. However, KCC recognized the swap settlement payment as asset, ABS advance payment, and the Bank accounted for the amount as contra account amount of liabilities, agency fee. As a result, the Bank understated the liability by (Won)27,159 million and overstated net assets by the same amount.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

(2) Restatement of Prior periods’ financial statements

To comply with SFC’s instructions, the Bank restated its financial statements as of and for the year ended December 31, 2003 regarding the understatement of provision for other allowances amounting to (Won)213,157million and overstatement of unrealized gain on investment in associates amounting to (Won)27,159 million, presented as loss on derivatives transaction under the consolidated income statement. Therefore, the net loss and accumulated deficit before disposition in the financial statements for the year ended December 31, 2003 in the audit report dated March 3, 2004, were understated by (Won)177,008 million due to tax effect of the understatement of other allowance by (Won)213,157 million and the understatement of loss on derivatives transaction by (Won)27,159 million.

The consolidated financial statements of the prior year, presented herein for comparative purposes, has been restated in accordance with above.

The following summarizes the adjustments made by the Bank and the effects on financial statements of December 31, 2003 are as follows:

(in millions of Korean won)	Before Adjustments		After Adjustments
Balance sheet (2003.12.31)
Deferred income tax assets	(Won)	563,940	(Won)	627,248
Other allowances		649,804		849,327
Agency fee payable		338,748		365,907
Retained earnings		1,712,664		1,535,656

Income statement (2003.1.1-2003.12.31)
Losses on Derivatives Transaction		1,062,812		1,089,971
Provision of other allowances		433,289		646,446
Income tax benefit		(354,358)		(417,666)

The following shows the recomputed ordinary loss, net loss, ordinary loss per share and net loss per share as of and for the year ended December 31, 2003:

	December 31, 2003
(in millions of Korean won)	Before Adjustments		After Adjustments
Ordinary loss	(Won)	(741,750)	(Won)	(918,758)
Net loss		(741,750)		(918,758)
Ordinary loss per share(in Won)		(2,275)		(2,818)
Net loss per share(in won)		(2,275)		(2,818)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004 and 2003

38. Subsequent Events

The Bank sold 49% of its ownership of KB Life Insurance Co., Ltd to ING Insurance International B.V. at (Won)14,821 million on January 25, 2005.

The Consolidated Company participated in increasing the paid in capitals of LG Card Co., Ltd. amounting to (Won)75,800 million on January 28, 2005, in accordance with the agreement with the creditors’ committee.

On January 25, 2005, the Consolidated Company agreed with the labor union to implement an early retirement program to which about 2,200 employees applied. Estimated cost for the said program is approximately (Won)256 billion.

On February 3, 2005, the Consolidated Company, with the approval of the Board of Directors, decided to contribute 2 million treasury stocks to the Employee Stock Ownership Association for the welfare of the employees.

39. Approval of Financial Statements

The Bank’s financial statements as of and for the year ended December 31, 2004, were approved by the board of directors on February 3, 2005.